SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

for the period ended September 30, 2007

Commission file Number: 1-15154

ALLIANZ SE

Königinstrasse 28

80802 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

THIS REPORT ON FORM 6-K (EXCEPT FOR ANY NON-GAAP FINANCIAL MEASURE AS SUCH TERM IS DEFINED IN REGULATION G UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13462 AND NO. 333-139900) OF ALLIANZ SE AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED. FOR THE AVOIDANCE OF DOUBT, THE DISCLOSURE CONTAINING ANY NON-GAAP FINANCIAL MEASURE CONTAINED IN THE ATTACHED REPORT IS NOT INCORPORATED BY REFERENCE INTO THE ABOVE-MENTIONED REGISTRATION STATEMENTS FILED BY ALLIANZ SE.

Condensed Consolidated Financial Statements for the Third Quarter and First Nine Months of 2007	37

Notes to the Condensed Consolidated Financial Statements	43

Development of the Allianz share price versus Dow Jones EURO STOXX 50 and Dow Jones EURO STOXX Insurance

indexed on the Allianz share price in €

Source: Thomson Financial Datastream

Current information on the development of the Allianz share price is available on the internet at www.allianz.com/stock.

Basic Allianz share information

Share type	Registered share with restricted transfer
Denomination	No-par-value share
Stock exchanges	All German stock exchanges, London, Paris, Zurich, Milan, New York
Security Codes	WKN 840 400 ISIN DE 000 840 400 5
Bloomberg	ALV GY
Reuters	ALVG.DE

Investor Relations

We endeavor to keep our shareholders up-to-date on all company developments. Our Investor Relations Team is pleased to answer any questions you may have.

Allianz SE

Investor Relations

Koeniginstrasse 28

80802 Muenchen

Germany

Investor Line:	+ 49 1802 2554269
+ 49 1802 ALLIANZ
Fax:	+ 49 89 3800 3899
E-mail: investor.relations@allianz.com
Internet: www.allianz.com/investor-relations

Allianz Group Key Data

Balance sheet

	As of September 30, 2007 €mn	As of December 31, 2006 €mn	Change
Investments	292,185	298,134	(2.0)%
Loans and advances to banks and customers	457,441	408,278	12.0%
Total assets	1,094,763	1,053,226	3.9%
Liabilities to banks and customers	392,629	361,078	8.7%
Reserves for loss and loss adjustment expenses	64,712	65,464	(1.1)%
Reserves for insurance and investment contracts	290,997	287,697	1.1%
Shareholders’ equity	49,050	50,481	(2.8)%
Minority interests	2,819	6,409	(56.0)%

Allianz SE ratings as of September 30, 20071)

	Standard & Poor’s	Moody’s	A.M. Best
Insurer financial strength	AA	Aa3	A+

Outlook	Stable	Stable	Stable
Counterparty credit	AA	Not rated	aa–2)

Outlook	Stable		Stable
Senior unsecured debt	AA	Aa3	aa–

Outlook		Stable	Stable
Subordinated debt	A+/A3)	A2/A33)	a+/a3)

Outlook		Stable	Stable
Commercial paper (short term)	A-1+	P-1	Not rated

Outlook		Stable

1)	Includes ratings for securities issued by Allianz Finance B.V., Allianz Finance II B.V. and Allianz Finance Corporation.
2)	Issuer credit rating.
3)	Ratings vary on the basis of maturity period and terms.

Other selected financial data

		Three months ended September 30,			Nine months ended September 30,
		2007	2006	Change from previous year	2007	2006	Change from previous year
Income statement
Total revenues1)	€ mn	23,004	22,599	1.8%	76,664	76,308	0.5%
Operating profit2)	€ mn	2,604	2,660	(2.1)%	8,762	8,131	7.8%
Income before income taxes and minority interests in earnings	€ mn	2,694	2,673	0.8%	10,448	8,696	20.1%
Net income	€ mn	1,921	1,591	20.7%	7,301	5,649	29.2%

Segments
Property-Casualty
Operating profit2)	€ mn	1,487	1,727	(13.9)%	4,648	4,958	(6.3)%
Loss ratio	%	66.5	64.2	2.3%-p	66.5	65.1	1.4%-p
Expense ratio	%	27.6	26.0	1.6%-p	28.1	27.1	1.0%-p
Combined ratio	%	94.1	90.2	3.9%-p	94.6	92.2	2.4%-p
Life/Health
Operating profit2)	€ mn	873	617	41.5%	2,381	1,867	27.5%
Statutory expense ratio	%	11.0	11.3	(0.3)%-p	9.2	9.5	(0.3)%-p
Banking
Operating profit2)	€ mn	78	406	(80.8)%	1,226	1,219	0.6%
Cost-income ratio	%	92.2	78.9	13.3%-p	75.0	78.6	(3.6)%-p
Loan loss provisions	€ mn	(21)	52	—4)	(81)	78	—4)
Coverage ratio3) as of September 30,	%	66.3	58.55)	7.8%-p	66.3	58.55)	7.8%-p
Asset Management
Operating profit2)	€ mn	330	294	12.2%	967	895	8.0%
Cost-income ratio	%	58.9	59.5	(0.6)%-p	59.4	59.4	—
Third-party assets under management as of September 30,	€ bn	775	7645)	1.4%	775	7645)	1.4%

Share information
Basic earnings per share	€	4.30	3.93	9.4%	16.72	13.94	19.9%
Diluted earnings per share	€	4.23	3.88	9.0%	16.41	13.69	19.9%
Share price as of September 30,	€	163.85	154.765)	5.9%	163.85	154.765)	5.9%
Market capitalization as of September 30,	€ bn	73.6	66.95)	10.0%	73.6	66.95)	10.0%

1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

2)	The Allianz Group uses operating profit to evaluate the performance of its business segments and the Group as a whole.
3)	Represents total loan loss allowances as a percentage of total non-performing loans and potential problem loans.
4)	Presentation not meaningful.
5)	As of December 31, 2006.

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

Executive Summary and Outlook

We are on track to achieve our targets despite some difficult market conditions.

•	High level of operating profitability with €2.6 billion maintained.

•	94.1% combined ratio in Property-Casualty.

•	Double-digit operating profit growth in Life/Health and Asset Management.

•	Dresdner Bank operating profit despite financial markets turbulence.

•	Net income significantly increased by 20.7% to €1.9 billion.

Total revenues

in €bn

Net income

in €mn

Operating profit

in €mn

Shareholders’ equity2)

in €mn

1)

Internal total revenue growth excludes the effects of foreign currency translation as well as acquisitions and disposals. Please see page 36 for a reconciliation of nominal total revenue growth to internal total revenue growth for each of our segments and the Allianz Group as a whole.

2)	Does not include minority interests.

Group Management Report

Allianz Group’s Consolidated Results of Operations

Total revenues

Total revenues – Segments

in €mn

Our total revenues were up 1.8% to €23,004 million for the third quarter and 0.5% to €76,664 million for the first nine months. Total internal revenue growth amounted to 2.5% and 1.4% for the third quarter and the first nine months respectively. The main driver in 3Q was the development in the insurance segments delivering 4.1% internal revenue growth. Asset Management revenues grew on an internal basis by 15.7%, whereas in the Banking segment, effects from the current market situation led to a significant shortfall in net trading income, reflected in negative internal growth of 23.0%.

Property-Casualty    Gross premiums written increased by 2.5% to €10,674 million, reflecting our diligent risk selection and focus on profitability. Through this policy we were able to selectively grow premiums. Internal revenue growth amounted to 1.8% (9M 2007: 1.2%).

Life/Health    At €10,268 million in the third quarter, statutory premiums were up 4.3% (9M 2007: €34,352 million). We achieved strong double-digit growth in many markets around the world, with substantial contributions from Asia-Pacific, Italy and France. The situation in the United States is still challenging, however good progress is being made, notwithstanding the current revenue shortfall. On an internal basis, premiums grew by 6.2% (9M 2007: 1.1%). At the same time our operating asset base increased from €341.9 billion as of September 30, 2006 to €354.4 billion as of September 30, 2007.

Banking    The third quarter was challenging for the Banking business due to the effects of the financial markets turbulence. Revenues showed a decline of 23.9% to €1,269 million, entirely attributable to a significant drop in net trading income, whereas the other revenue components developed positively. The development of the first nine months was also affected by the current market situation which led to a decrease of 1.9% to €5,220 million compared to the same period a year ago. Internal growth was (23.0)% and (1.2)% for the third quarter and the first nine months respectively.

Asset Management     The strong performance track record of our asset management business continued. The third quarter was characterized by a challenging market environment which led to a negative market sentiment. Our own net outflows in the third quarter were €8 billion, leaving net inflows for the nine months at €12 billion. In line with the higher asset base operating revenues were up 10.6% in 3Q 2007.

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

Operating profit

Operating profit – Segments

in €mn

Operating profit increased by €631 million for the first nine months.

Property-Casualty    We saw another quarter of strong operating profitability. At €1,487 million, operating profit was only €240 million below the comparison period which benefited from exceptionally low claims from natural catastrophes. On a nine months basis, the decline in operating profit amounted to 6.3% or €310 million. Higher current investment income partially compensated the €480 million increase in claims due to natural catastrophes in the first nine months of 2007.

Life/Health    Operating profit of €873 million was up 41.5%, growing for the fifth quarter in a row. This was mainly driven by a one-time benefit and margin improvements with most operating entities contributing to this development. For the first nine months, operating profit grew by 27.5% to €2,381 million.

Banking    As a result of the financial markets turbulence, we recorded an operating profit in the third quarter of only €78 million (3Q 2006: €406 million) mainly stemming from a negative trading income, which was affected by the financial markets turbulence.

Asset Management    Our Asset Management's operating profit was up 12.2% and 8.0% in the third quarter and the first nine months of 2007, respectively. At 58.9% for the third quarter, our cost-income ratio remained at a very competitive level.

Non-operating items

Non-operating items resulted in an aggregate gain of €90 million, €77 million higher than a year ago. Although not material in total, there were some line-item movements worth mentioning. While equity harvesting remained at last year’s level, realized losses and impairments on debt securities increased by €94 million leaving net realized gains and impairments of investments down €98 million to €367 million. At the same time, interest expense from external debt increased by €80 million to €271 million, mainly in connection with the bridge financing transaction for the acquisition of the outstanding shares in AGF. These negative effects were more than compensated by a positive trading result, lower acquisition-related expenses and movements in restructuring charges due to lower provisions and a partial release of restructuring provisions at Allianz Sach in Germany.

Non-operating items, on a nine months basis resulted in an aggregate gain of €1,686 million, 198.4% above prior year’s level. The locking-in of unrealized gains on investments in the first quarter and significantly reduced restructuring charges were the main reasons behind this development.

Group Management Report

Net income

Net income, at €1,921 million, increased by 20.7% on the prior year level, primarily as a result of lower income tax expenses and lower minority interests in earnings. Our effective tax rate declined to 24.3%. Mainly due to the minority buy-out at AGF, minority interests in earnings declined by €167 million.

On a nine months basis, net income grew by 29.2% to €7,301 million. In aggregate, this resulted from our strong operating income and a significantly higher non-operating result as well as lower minority interests in earnings.

Earnings per share1)

in €

1)	See Note 37 to our condensed consolidated financial statements for further details.

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

The following table summarizes the total revenues, operating profit and net income for each of our segments for the three and nine months ended September 30, 2007 and 2006, as well as IFRS consolidated net income of the Allianz Group.

	Property- Casualty		Life/Health		Banking		Asset Management		Corporate		Consolidation		Group
	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Three months ended September 30,
Total revenues1)	10,674	10,412	10,268	9,847	1,269	1,668	803	726	—	—	(10)	(54)	23,004	22,599
Operating profit (loss)	1,487	1,727	873	617	78	406	330	294	(155)	(331)	(9)	(53)	2,604	2,660
Non-operating items	252	139	9	(8)	61	(8)	(97)	(133)	(166)	27	31	(4)	90	13
Income (loss) before income taxes and minority interests in earnings	1,739	1,866	882	609	139	398	233	161	(321)	(304)	22	(57)	2,694	2,673
Income taxes	34	(600)	(293)	(240)	(177)	(96)	(87)	(67)	(126)	180	(6)	26	(655)	(797)
Minority interests in earnings	(65)	(177)	(26)	(81)	(16)	(19)	(4)	(10)	(8)	—	1	2	(118)	(285)
Net income (loss)	1,708	1,089	563	288	(54)	283	142	84	(455)	(124)	17	(29)	1,921	1,591
Nine months ended September 30,
Total revenues1)	34,767	34,243	34,352	34,600	5,220	5,322	2,380	2,203	—	—	(55)	(60)	76,664	76,308
Operating profit (loss)	4,648	4,958	2,381	1,867	1,226	1,219	967	895	(266)	(585)	(194)	(223)	8,762	8,131
Non-operating items	1,096	1,007	127	133	217	396	(301)	(403)	271	—	276	(568)	1,686	565
Income (loss) before income taxes and minority interests in earnings	5,744	5,965	2,508	2,000	1,443	1,615	666	492	5	(585)	82	(791)	10,448	8,696
Income taxes	(1,081)	(1,590)	(728)	(549)	(401)	(430)	(268)	(194)	(71)	414	69	296	(2,480)	(2,053)
Minority interests in earnings	(395)	(604)	(185)	(301)	(60)	(74)	(23)	(34)	(16)	(9)	12	28	(667)	(994)
Net income (loss)	4,268	3,771	1,595	1,150	982	1,111	375	264	(82)	(180)	163	(467)	7,301	5,649

1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

Group Management Report

Risk Management

Risk management is an integral part of our business processes and supports our value-based management. As our internal risk capital model provides management with information which allows for active asset-liability management and monitoring, risk is well controlled and there are no identified risks which could in the future pose a threat to the existence of the Allianz Group.

The financial markets turbulence driven by the sub-prime issue in the US led to abnormal conditions with regard to short-term refinancing, as well as declining market prices in the structural finance business. The negative effects from this development for the banking segment are covered in the 3Q interim financial statements.

If the market disturbances continue, then we cannot rule out further write-downs or the necessity to draw on liquidity facilities. Furthermore, strategic changes in the business area of structured finance could be considered in the long run.

The information contained in the risk report in our 2006 Annual Report is still valid.

Events After the Balance Sheet Date

See Note 41 to the condensed consolidated financial statements.

Opportunities

As presented in our 2006 Annual Report, we remain confident that the business prospects for financial service providers remain positive against the background of continuous dynamic global economic development.

Outlook

Our outlook remains unchanged; we are on track to achieve our targets.

In the years 2007 to 2009, we expect average annual consolidated operating profit growth of 10% from the 2006 level, adjusted for the particularly favorable natural catastrophe trend in 2006. Within the same time period, we are striving to maintain a strong combined ratio of less than 94% on average in our Property-Casualty segment. In Life/Health we aim to achieve an average new business margin1) greater than 3%. We also target an average return on risk-adjusted capital in our Banking segment of above 15%. For our Asset Management segment, we are targeting average annual growth of third-party assets under management of 10%, excluding foreign currency conversion effects. We expect net income of around €8 billion for the full year 2007.

As always, natural catastrophes and adverse developments in the capital markets, as well as the factors stated below in our cautionary note regarding forward-looking statements, may severely impact our results of operations.

Cautionary Note Regarding Forward-Looking Statements

The statements contained herein may include statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements.

Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group’s core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults, (vii) interest rate levels, (viii) currency exchange rates including the Euro/U.S. Dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures, and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences.

The matters discussed herein may also be affected by risks and uncertainties described from time to time in Allianz SE’s filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking statement.

1)	New business margin according to the definition of European Embedded Value.

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

Property-Casualty Insurance Operations

Operating profit at the target level.

• Disciplined underwriting continued.

• Steady growth in gross premiums.

Earnings Summary

Gross premiums written

Gross premiums written by region1)

in %

1)

After elimination of transactions between Allianz Group companies in different geographic regions and different segments. Gross premiums written from our specialty lines have been allocated to the respective geographic regions.

Gross premiums written – Growth rates1)

in %

1)	Before elimination of transactions between Allianz Group companies in different geographic regions and different segments.
2)

Together with our property-casualty assumed reinsurance business, primarily attributable to Allianz SE, the decline within Germany was (7.5)% for 3Q 2007 over 3Q 2006 and (6.0)% for 9M 2007 over 9M 2006.

Group Management Report

2007 to 2006 third quarter comparison

Compared to previous year, gross premiums written increased by 2.5% to €10,674 million. Internal growth amounted to 1.8%, which excludes €208 million of premiums written by the acquired Russian insurance companies ROSNO and Progress Garant, and large foreign currency translation effects of €(114) million.

The revenue environment remained mixed across our different regions, with ongoing downward pressure on prices in mature markets. Nonetheless, through our policy of selective underwriting we maintained a profit-first approach.

At Allianz Sach within Germany, gross premiums declined by 1.5 % mainly due to price pressures in the motor market. Internal reinsurance business at Allianz SE was also reduced. Taken together, this led to a premium reduction in Germany of €183 million.

The decline in Italy of €30 million stemmed from stagnation in motor markets and the impact from a new regulation, the so-called Bersani law, which will result in an overall price reduction.

Premiums in the United Kingdom decreased primarily due to the internal transfer of business to Allianz Global Corporate & Specialty (or “AGCS”). Without this effect, the business in the UK grew internally by 11.2%.

The main contributors to growth were our markets in New Europe, the United States and Spain as well as our global travel and assistance business at Mondial.

In New Europe, premiums increased by €251 million. Revenue volume benefited mainly from the first time consolidation of ROSNO and Progress Garant in Russia as already mentioned. Additionally, motor insurance business in Romania and Poland contributed to the rise in premiums.

In our travel insurance business we saw growth across all regions. Gross premiums increased by €60 million.

At Fireman's Fund Insurance Company (or “Fireman's Fund”) in the United States, revenues increased by 2.7% to €1,644 million, mainly driven by crop insurance business and personal lines. Revenues were up 10.7% on a U.S. Dollar basis.

Our Spanish operations recorded higher revenues from all lines of business. The good ongoing performance of our direct sales channel Fénix Directo also contributed to the development. Total revenues were up by €33 million.

2007 to 2006 nine months comparison

For the first nine months of 2007, gross premiums written increased by 1.5% to €34,767 million. While the developments in most of our markets were consistent with the third quarter comparison, we recorded lower premiums at Fireman's Fund due to the unfavorable development of the U.S. Dollar against the Euro. On an internal basis, segment growth amounted to 1.2%.

Operating profit

Operating profit

in €mn

2007 to 2006 third quarter comparison

At €1,487 million operating profit met our expectation. Compared to a prior year period that was characterized by a high profit level due to unusually low claims from natural catastrophes, the operating profit declined. Except for the specialty lines and Allianz Sach, operating profit development was flat or negative in most of our markets.

Our combined ratio went up by 3.9 percentage points to 94.1%. The accident year loss ratio went up 3.6 percentage points to 69.0%. Thereof, 2.3 percentage points are attributable to claims from natural catastrophes in the third quarter (3Q 2006: 0.6%), following the floods in the United Kingdom and severe storms in several parts of the world. Additionally, the first time consolidation of our Russian entities contributed to the rise in the loss ratio. Adding the positive net development in prior years’ loss reserves, our calendar year loss ratio increased by 2.3 percentage points to 66.5%.

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

The expense ratio increased by 1.6 percentage points to 27.6%.

2007 to 2006 nine months comparison

On a nine months basis, operating profit amounted to €4,648 million, €310 million less than in the prior year period. Both higher net losses from natural catastrophes as well as higher acquisition and administrative expenses are responsible for this change. An increase in profitable, higher-commission business resulted in both an absolute and relative increase in acquisition costs. The increase in administrative expenses resulted from acquisitions (€49 million), higher Group investments (€79 million), and changes in the business mix (€95 million). These increases were partially offset by lower expense run rates of €99 million. Our combined ratio rose by 2.4 percentage points to 94.6%.

Non-operating items

2007 to 2006 third quarter comparison

In aggregate, non-operating items nearly doubled to €252 million. Higher realized gains on investments contributed €79 million to the increase. Additionally, the movements in provisions for restructuring charges added €48 million.

2007 to 2006 nine months comparison

In contrast to the third quarter comparison, non-operating items increased to a lesser extent, namely by 8.8% to €1,096 million, as lower realized gains were more than offset by negative restructuring charges.

Net income

2007 to 2006 third quarter comparison

Net income was up 56.8% to €1,708 million, driven predominantly by a high tax benefit and, to a lesser extent, by lower minorities in earnings.

Income taxes changed by €634 million from an income tax expense of €600 million to an income tax benefit of €34 million in the third quarter. This predominantly reflects the effect of the favorable change in the German tax rate driving our effective tax rate significantly down from 32.2% to (1.9)%.

Minority interests in earnings decreased by €112 million to €65 million mainly due to the minority buy-out at AGF.

2007 to 2006 nine months comparison

Net income for the first nine months increased by 13.2% to €4,268 million. Consistent with the third quarter comparison, income tax benefits due to the tax rate change in Germany and decreased minority interests in earnings contributed to this development. The income tax charge decreased by €509 million to €1,081 million driving the effective tax rate down from 26.7% to 18.8%.

Group Management Report

The following table sets forth our Property-Casualty insurance segment’s income statement, loss ratio, expense ratio and combined ratio for the three and nine months ended September 30, 2007 and 2006.

	Three months ended September 30,		Nine months ended September 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Gross premiums written1)	10,674	10,412	34,767	34,243
Ceded premiums written	(1,460)	(1,486)	(4,291)	(4,428)
Change in unearned premiums	737	750	(1,511)	(1,440)
Premiums earned (net)	9,951	9,676	28,965	28,375
Interest and similar income	1,007	928	3,393	3,107
Income from financial assets and liabilities designated at fair value through income (net)2)	32	39	103	81
Income from financial assets and liabilities held for trading (net), shared with policyholder2)	45	—	(10)	—
Realized gains/losses (net) from investments, shared with policyholders3)	13	8	48	44
Fee and commission income	290	253	842	770
Other income	14	13	109	51
Operating revenues	11,352	10,917	33,450	32,428

Claims and insurance benefits incurred (net)	(6,615)	(6,208)	(19,264)	(18,480)
Changes in reserves for insurance and investment contracts (net)	(114)	(151)	(292)	(344)
Interest expense	(108)	(67)	(292)	(196)
Loan loss provisions	5	—	(4)	(3)
Impairments of investments (net), shared with policyholders4)	(17)	(5)	(24)	(22)
Investment expenses	(74)	(63)	(217)	(178)
Acquisition and administrative expenses (net)	(2,745)	(2,512)	(8,125)	(7,686)
Fee and commission expenses	(193)	(184)	(580)	(559)
Other expenses	(4)	—	(4)	(2)
Operating expenses	(9,865)	(9,190)	(28,802)	(27,470)

Operating profit	1,487	1,727	4,648	4,958

Income from financial assets and liabilities held for trading (net), not shared with policyholders2)	(26)	(7)	(56)	(4)
Realized gains/losses (net) from investments, not shared with policyholders3)	302	223	1,251	1,540
Impairments of investments (net), not shared with policyholders4)	(59)	(64)	(106)	(153)
Amortization of intangible assets	(3)	(3)	(9)	(10)
Restructuring charges	38	(10)	16	(366)
Non-operating items	252	139	1,096	1,007

Income before income taxes and minority interests in earnings	1,739	1,866	5,744	5,965

Income taxes	34	(600)	(1,081)	(1,590)
Minority interests in earnings	(65)	(177)	(395)	(604)
Net income	1,708	1,089	4,268	3,771

Loss ratio5) in %	66.5	64.2	66.5	65.1
Expense ratio6) in %	27.6	26.0	28.1	27.1
Combined ratio7) in %	94.1	90.2	94.6	92.2

1)	For the Property-Casualty segment, total revenues are measured based upon gross premiums written.
2)

The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement included in Note 3 to the condensed consolidated financial statements.

3)	The total of these items equals realized gains/losses (net) in the segment income statement included in Note 3 to the condensed consolidated financial statements.
4)	The total of these items equals impairments of investments (net) in the segment income statement included in Note 3 to the condensed consolidated financial statements.
5)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
6)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).
7)	Represents the total of acquisition and administrative expenses (net) and claims and insurance benefits incurred (net) divided by premiums earned (net).

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

Property-Casualty Operations by Geographic Region

The following table sets forth our Property-Casualty gross premiums written, premiums earned (net), combined ratio, loss ratio, expense ratio and operating profit by geographic region for the three and nine months ended September 30, 2007 and 2006. Consistent with our general practice, these figures are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

	Gross premiums written		Premiums earned (net)		Combined ratio		Loss ratio		Expense ratio		Operating profit
Three months ended September 30,	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007%	2006%	2007%	2006%	2007%	2006%	2007 €mn	2006 €mn
Germany	2,256	2,439	2,335	2,475	88.5	87.0	60.7	62.2	27.8	24.8	446	454
France	1,204	1,208	1,125	1,121	98.5	99.6	71.9	72.2	26.6	27.4	78	99
Italy	1,048	1,078	1,192	1,214	91.9	89.9	68.8	68.0	23.1	21.9	195	209
United Kingdom	536	585	499	473	106.9	90.7	75.3	60.7	31.6	30.0	18	98
Switzerland	339	369	393	401	102.1	90.7	77.9	67.5	24.2	23.2	13	52
Spain	479	446	460	428	91.3	91.1	70.8	71.1	20.5	20.0	63	62

Netherlands	207	207	205	206	91.9	87.3	58.8	53.1	33.1	34.2	36	43
Austria	195	195	196	198	95.5	91.1	75.7	65.2	19.8	25.9	16	35
Ireland	181	182	155	157	99.9	56.8	74.3	34.9	25.6	21.9	23	85
Belgium	89	80	75	74	85.2	100.5	50.5	61.5	34.7	39.0	18	10
Portugal	66	68	61	64	91.4	88.1	64.3	63.3	27.1	24.8	9	10
Greece	18	17	13	11	91.0	82.1	60.0	51.2	31.0	30.9	2	3
Western and Southern Europe	756	749	705	710	93.8	83.0	66.5	54.2	27.3	28.8	1091)	1911)

Hungary	141	135	127	123	87.4	89.8	57.5	65.4	29.9	24.4	31	22
Slovakia	76	72	71	65	63.7	65.2	37.6	35.7	26.1	29.5	32	27
Czech Republic	58	56	45	45	73.2	76.5	51.5	60.1	21.7	16.4	12	12
Poland	85	71	62	50	103.0	88.6	64.8	54.7	38.2	33.9	—	7
Romania	84	79	42	37	106.4	85.9	92.3	68.1	14.1	17.8	3	6
Bulgaria	22	24	16	15	98.5	88.7	57.2	56.0	41.3	32.7	2	2
Croatia	18	15	15	12	102.5	101.8	67.5	66.1	35.0	35.7	—	—
Russia2)	223	8	186	1	101.2	127.0	65.3	68.8	35.9	58.2	5	—
New Europe3)	707	456	565	349	93.1	84.6	60.7	57.6	32.4	27.0	75	71
Other Europe	1,463	1,205	1,270	1,059	93.5	83.6	63.9	55.4	29.6	28.2	184	262

United States	1,644	1,601	1,052	1,049	94.0	89.4	68.8	64.8	25.2	24.6	147	201
Mexico4)	51	40	23	24	106.3	114.2	84.5	89.3	21.8	24.9	1	1
NAFTA	1,695	1,641	1,075	1,073	94.3	90.0	69.1	65.4	25.2	24.6	148	202

Australia	432	413	321	289	103.9	93.7	79.4	68.6	24.5	25.1	63	60
Other	88	75	45	35	93.6	94.7	57.1	58.8	36.5	35.9	6	5
Asia-Pacific	520	488	366	324	102.7	93.9	76.7	67.6	26.0	26.3	69	65
South America	204	207	168	157	98.8	99.9	62.3	66.4	36.5	33.5	14	12
Other	19	12	14	9	—5)	—5)	—5)	—5)	—5)	—5)	2	1
Specialty lines
Credit Insurance	403	404	309	285	72.8	74.9	40.7	48.8	32.1	26.1	131	111
Allianz Global Corporate & Specialty	687	649	432	390	101.9	95.3	70.5	64.4	31.4	30.9	86	75
Travel Insurance and Assistance Services	312	252	312	267	101.8	102.3	58.3	62.3	43.5	40.0	37	26
Subtotal	11,165	10,983	9,950	9,676	—	—	—	—	—	—	1,484	1,728
Consolidation adjustments6)	(491)	(571)	—	—	—	—	—	—	—	—	3	(1)
Total	10,674	10,412	9,950	9,676	94.1	90.2	66.5	64.2	27.6	26.0	1,487	1,727

1)	Contains run-off of €5 mn in both 2007 and 2006 from a former operating entity located in Luxembourg.
2)

Effective February 21, 2007, Russian People’s Insurance Society “ROSNO” was consolidated following the acquisition of approximately 49.2% of the shares in ROSNO by the Allianz Group, increasing our holding to approximately 97%. Effective May 21, 2007 we consolidated Progress Garant for the first time.

3)	Contains income and expense items from a management holding in both 2007 and 2006.
4)	Effective 1Q 2007, life business in Mexico is shown within the Life/Health segment.
5)	Presentation not meaningful.
6)	Represents elimination of transactions between Allianz Group companies in different geographic regions.

Group Management Report

	Gross premiums written		Premiums earned (net)		Combined ratio		Loss ratio		Expense ratio		Operating profit
Nine months ended September 30,	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007%	2006%	2007%	2006%	2007%	2006%	2007 €mn	2006 €mn
Germany	8,831	9,390	6,928	7,328	94.6	90.8	66.3	63.3	28.3	27.5	1,028	1,272
France	4,042	4,053	3,343	3,327	98.8	99.7	71.6	72.5	27.2	27.2	315	315
Italy	3,634	3,698	3,623	3,661	93.1	93.4	69.6	70.4	23.5	23.0	634	567
United Kingdom	1,688	1,812	1,488	1,392	100.6	94.7	67.8	64.7	32.8	30.0	145	225
Switzerland	1,611	1,610	1,199	1,269	97.3	94.0	71.5	70.2	25.8	23.8	135	170
Spain	1,672	1,567	1,345	1,240	90.8	90.9	71.7	71.5	19.7	19.4	198	185

Netherlands	741	752	606	609	91.7	89.3	60.0	55.9	31.7	33.4	93	117
Austria	746	752	562	578	95.2	99.1	74.0	73.8	21.2	25.3	67	64
Ireland	550	556	461	463	95.9	71.4	71.0	48.3	24.9	23.1	151	180
Belgium	297	286	225	223	97.5	100.3	63.0	63.4	34.5	36.9	39	33
Portugal	213	220	185	194	90.2	87.2	62.6	63.2	27.6	24.0	29	34
Greece	58	55	37	34	91.3	84.9	60.7	55.2	30.6	29.7	6	7
Western and Southern Europe	2,605	2,621	2,076	2,101	94.1	89.0	66.8	60.6	27.3	28.4	4011)	4501)

Hungary	463	451	379	373	91.7	88.3	63.5	62.0	28.2	26.3	72	85
Slovakia	252	224	206	187	63.9	69.9	37.7	39.8	26.2	30.1	91	71
Czech Republic	190	194	136	132	76.1	82.8	53.8	63.4	22.3	19.4	37	26
Poland	265	213	179	147	97.5	89.5	62.0	56.5	35.5	33.0	12	19
Romania	257	215	117	97	98.9	91.7	82.0	76.7	16.9	15.0	7	10
Bulgaria	69	67	47	46	89.6	83.6	47.8	50.2	41.8	33.4	9	9
Croatia	62	54	45	39	102.0	97.7	68.6	64.7	33.4	33.0	1	2
Russia2)	490	19	386	3	102.5	91.1	65.3	45.4	37.2	45.7	9	1
New Europe3)	2,048	1,437	1,493	1,024	92.0	85.4	60.5	58.3	31.5	27.1	218	215
Other Europe	4,653	4,058	3,569	3,125	93.1	87.8	64.1	59.8	29.0	28.0	619	665

United States	3,555	3,655	2,657	2,772	91.2	88.0	61.4	58.7	29.8	29.3	502	627
Mexico4)	142	132	65	73	95.5	105.5	71.3	81.0	24.2	24.5	8	9
NAFTA	3,697	3,787	2,722	2,845	91.3	88.5	61.6	59.3	29.7	29.2	510	636

Australia	1,173	1,116	936	890	99.0	94.0	74.1	68.8	24.9	25.2	197	181
Other	250	232	120	104	93.3	94.5	56.2	56.9	37.1	37.6	17	14
Asia-Pacific	1,423	1,348	1,056	994	98.4	94.0	72.1	67.5	26.3	26.5	214	195
South America	682	630	515	457	99.2	101.6	63.7	65.9	35.5	35.7	42	39
Other	76	53	35	25	—5)	—5)	—5)	—5)	—5)	—5)	6	5
Specialty lines
Credit Insurance	1,338	1,270	941	828	74.0	77.6	44.1	51.1	29.9	26.5	409	328
Allianz Global Corporate & Specialty	2,243	2,206	1,361	1,147	96.6	93.6	70.3	66.2	26.3	27.4	297	286
Travel Insurance and Assistance Services	878	767	839	737	103.3	100.9	57.4	60.9	45.9	40.0	92	73
Subtotal	36,468	36,249	28,964	28,375	—	—	—	—	—	—	4,644	4,961
Consolidation adjustments6)	(1,701)	(2,006)	—	—	—	—	—	—	—	—	4	(3)
Total	34,767	34,243	28,964	28,375	94.6	92.2	66.5	65.1	28.1	27.1	4,648	4,958

1)	Contains run-off of €16 mn and €15 mn in 2007 and 2006 respectively from a former operating entity located in Luxembourg.
2)

Effective February 21, 2007, Russian People’s Insurance Society “ROSNO” was consolidated following the acquisition of approximately 49.2% of the shares in ROSNO by the Allianz Group, increasing our holding to approximately 97%. Effective May 21, 2007 we consolidated Progress Garant for the first time.

3)	Contains income and expense items from a management holding in both 2007 and 2006.
4)	Effective 1Q 2007, life business in Mexico is shown within the Life/Health segment.
5)	Presentation not meaningful.
6)	Represents elimination of transactions between Allianz Group companies in different geographic regions.

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

Life/Health Insurance Operations

Operating profit growth driven by strong margin improvements.

• Dynamic statutory premium development in Asia-Pacific.

• Operating asset base increased by €12.5 billion.

Earnings Summary

Statutory premiums

Statutory premiums by region1)

in %

1)	After elimination of transactions between Allianz Group companies in different geographic regions and different segments.

Statutory premiums – Growth rates1)

in %

1)	Before elimination of transactions between Allianz Group companies in different geographic regions and different segments.

Group Management Report

2007 to 2006 third quarter comparison

Statutory premiums increased by 4.3% to €10,268 million, and on an internal basis revenues grew by 6.2%. Many of our operating entities worldwide, especially our growth markets of Asia-Pacific and New Europe but also some more mature markets, showed double-digit growth rates. The total revenue volume from Asia-Pacific and New Europe accounted for 14.6% of our Life/Health segment’s statutory premiums in the third quarter 2007, compared to 10.6% in the same period last year.

Whereas most of our markets showed a solid performance, statutory premiums in the United States declined by €464 million. Here, the premium development is still challenged by the legal and regulatory environment relating to the sale of indexed-annuity products. However, during the past months we made progress in closing pending litigations. On a local currency basis the decline in statutory premiums amounted to USD 424 million or 15.5%.

The highest absolute growth was achieved in Asia-Pacific, where revenues increased by €435 million in aggregate. Taiwan, with €220 million delivered the biggest portion to the rise, recording increases in new business mainly due to the dynamic sales of unit-linked products and the ongoing good performance of the bancassurance channel. Within South Korea, we saw a further strong increase in single premium income, driving revenues up €107 million. Furthermore, we benefited from organic revenue growth of €78 million in China where we benefited from our strategic partnership with Industrial and Commercial Bank of China Limited (or “ICBC”).

In Italy, statutory premiums grew by €228 million. This was achieved despite an ongoing poor overall market performance, principally because sales through our bancassurance channel at RAS Group increased and we successfully launched new products.

Within France, we generated revenue growth of €94 million. This positive development was brought about by strong sales within the group life business, and sales of individual life insurance policies also picked up. Growth was achieved both through our tied agents network and the dynamically developing bancassurance channel.

In our German life insurance business, premiums grew by €45 million, mainly coming from growth in our single premium business.

2007 to 2006 nine months comparison

Statutory premiums declined by 0.7% to €34,352 million. In most of our markets, revenue developments were consistent with those described for the third quarter. However, in Germany, premiums declined by €344 million due to an overall weak market environment and high interest rates which made some of our short-term savings products less attractive. Based on internal growth, our statutory premiums increased slightly by 1.1%.

Operating profit

Operating profit

in €mn

2007 to 2006 third quarter comparison

Operating profit was up for the fifth consecutive quarter, growing by 41.5% or €256 million. Our technical margin benefited from an extraordinary reserve release. The higher asset base also increased our current investment income. Interest and similar income grew by €81 million as both payments on debt securities and dividends grew. In contrast net realized gains on investments declined as no major single transaction was executed in the third quarter. The high increase of €251 million in income from financial assets and liabilities carried at fair value through income stemmed predominantly from trading activities.

Our statutory expense ratio declined by 0.3 percentage points to 11.0%.

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

Most life insurance markets delivered operating profit growth. The highest contributions came from Asia-Pacific (+ €192 million including a one-off reserve release of €170 million), the United States (+ €72 million), France (+ €47 million) and Italy (+ €33 million).

2007 to 2006 nine months comparison

Operating profit was up 27.5% to €2,381 million. Unlike in the third quarter comparison this was mostly impacted by an improved technical margin and an improved expense result.

Non-operating items

2007 to 2006 third quarter comparison

Non-operating items improved to an aggregate gain of €9 million coming from an aggregate loss in 2006 of almost the same amount, as we recorded higher net realized gains not to be shared with policyholders.

2007 to 2006 nine months comparison

Significantly lower net realized gains not to be shared with policyholders in the United States led to a decrease in our non-operating result of €6 million.

Net income

2007 to 2006 third quarter comparison

Driven by the higher operating profit, net income rose by 95.5% to €563 million. The aggregate of higher income tax expenses of €53 million and lower minority interests in earnings of €55 million contributed little to this development. Our effective tax rate went down from 39.4% to 33.2%.

2007 to 2006 nine months comparison

Net income for the first nine months amounted to €1,595 million, up 38.7% from the prior year level. Consistent with the third quarter comparison, this development was predominantly attributable to the improved operating profit. Income tax expenses increased by €179 million, driving our effective tax rate up from 27.5% to 29.0%. Minority interests in earnings declined by €116 million.

Group Management Report

The following table sets forth our Life/Health insurance segment’s income statement and statutory expense ratio for the three and nine months ended September 30, 2007 and 2006.

	Three months ended September 30,		Nine months ended September 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Statutory premiums1)	10,268	9,847	34,352	34,600
Ceded premiums written	(108)	(163)	(487)	(572)
Change in unearned premiums	(17)	(49)	(41)	(200)
Statutory premiums (net)	10,143	9,635	33,824	33,828
Deposits from SFAS 97 insurance and investment contracts	(5,662)	(5,169)	(19,475)	(19,515)
Premiums earned (net)	4,481	4,466	14,349	14,313
Interest and similar income	3,174	3,093	10,112	9,838
Income from financial assets and liabilities carried at fair value through income (net), shared with policyholders2)	231	(20)	(748)	(205)
Realized gains/losses (net) from investments, shared with policyholders3)	617	537	2,351	2,587
Fee and commission income	171	144	506	435
Other income	10	7	73	20
Operating revenues	8,684	8,227	26,643	26,988

Claims and insurance benefits incurred (net)	(3,901)	(3,942)	(12,761)	(12,738)
Changes in reserves for insurance and investment contracts (net)	(2,140)	(2,262)	(6,975)	(7,860)
Interest expense	(85)	(70)	(287)	(207)
Loan loss provisions	1	—	(2)	1
Impairments of investments (net), shared with policyholders4)	(288)	(63)	(381)	(308)
Investment expenses	(235)	(129)	(594)	(497)
Acquisition and administrative expenses (net)	(1,113)	(1,087)	(3,102)	(3,217)
Fee and commission expenses	(49)	(57)	(154)	(177)
Operating restructuring charges4)	(1)	—	(6)	(118)
Operating expenses	(7,811)	(7,610)	(24,262)	(25,121)

Operating profit	873	617	2,381	1,867

Income from financial assets and liabilities carried at fair value through income (net), not shared with policyholders2)	3	—	3	—
Realized gains/losses (net) from investments, not shared with policyholders3)	11	—	133	186
Impairments of investments (net), not shared with policyholders4)	(1)	—	(1)	—
Amortization of intangible assets	(1)	—	(2)	(2)
Non-operating restructuring charges5)	(3)	(8)	(6)	(51)
Non-operating items	9	(8)	127	133

Income before income taxes and minority interests in earnings	882	609	2,508	2,000

Income taxes	(293)	(240)	(728)	(549)
Minority interests in earnings	(26)	(81)	(185)	(301)
Net income	563	288	1,595	1,150

Statutory expense ratio6) in %	11.0	11.3	9.2	9.5

1)

For the Life/Health segment, total revenues are measured based upon statutory premiums. Statutory premiums are gross premiums written from sales of life insurance policies, as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

2)

The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement included in Note 3 to the condensed consolidated financial statements.

3)	The total of these items equals realized gains/losses (net) in the segment income statement included in Note 3 to the condensed consolidated financial statements.
4)	The total of these items equals impairments of investments (net) in the segment income statement included in Note 3 to the condensed consolidated financial statements.
5)	The total of these items equals restructuring charges in the segment income statement included in Note 3 to the condensed consolidated financial statements.
6)	Represents acquisition and administrative expenses (net) divided by statutory premiums (net).

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

Life/Health Operations by Geographic Region

The following table sets forth our Life/Health statutory premiums, premiums earned (net), statutory expense ratio and operating profit by geographic region for the three and nine months ended September 30, 2007 and 2006. Consistent with our general practice, these figures are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

	Statutory premiums1)		Premiums earned (net)		Statutory expense ratio		Operating profit (loss)
Three months ended September 30,	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007%	2006%	2007 €mn	2006 €mn
Germany Life	2,685	2,640	2,099	2,205	8.0	9.9	139	208
Germany Health2)	783	776	781	773	9.2	10.5	25	33
Italy	1,495	1,267	186	198	8.0	10.2	99	66
France	1,407	1,313	458	332	15.0	12.3	142	95
Switzerland	142	143	66	76	20.4	16.9	17	14
Spain	120	111	80	72	12.3	15.6	26	24

Netherlands	89	96	32	38	3.4	36.8	8	11
Austria	84	86	67	69	15.3	14.8	8	6
Belgium	154	120	73	64	9.4	13.4	1	35
Portugal	26	19	18	16	29.3	13.2	5	5
Luxembourg	10	14	6	7	20.0	12.3	1	—
Greece	23	21	15	14	24.1	25.6	2	1
Western and Southern Europe	386	356	211	208	11.7	20.7	243)	563)

Hungary	51	24	20	18	15.5	23.9	2	3
Slovakia	65	43	39	33	8.3	11.6	5	1
Czech Republic	19	17	13	13	20.1	8.6	(1)	3
Poland	53	76	32	29	41.3	26.8	5	2
Romania	6	5	3	3	37.6	38.6	1	—
Bulgaria	7	6	6	5	18.9	15.4	1	1
Croatia	11	11	9	9	23.9	16.8	1	—
Russia	4	2	3	2	134.0	14.1	(3)	—
New Europe	216	184	125	112	23.0	20.6	11	10
Other Europe	602	540	336	320	15.8	20.8	35	66

United States	1,680	2,144	60	95	14.3	7.6	163	91
Mexico4)	7	—	8	—	18.4	—	1	—
NAFTA	1,687	2,144	68	95	14.3	7.6	164	91

South Korea	574	467	243	243	13.7	13.1	195	17
Taiwan	516	296	12	24	1.9	6.2	19	3
Malaysia	30	26	25	21	19.2	12.8	3	2
Indonesia	47	21	13	9	15.2	30.4	1	1
Other	103	25	4	4	11.6	19.4	(5)	(2)
Asia-Pacific	1,270	835	297	301	9.0	11.3	213	21
South America	19	28	15	8	38.1	21.3	1	(1)
Other5)	108	96	95	86	—6)	—6)	11	—
Subtotal	10,318	9,893	4,481	4,466	—	—	872	617
Consolidation adjustments7)	(50)	(46)	—	—	—	—	1	—
Total	10,268	9,847	4,481	4,466	11.0	11.3	873	617

1)

Statutory premiums are gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

2)	Loss ratios were 71.8% and 67.4% for 2007 and 2006, respectively.
3)	Contains run-off of €(1) mn and €(2) mn in 2007 and 2006 respectively from our former life insurance business in the United Kingdom which we sold in December 2004.
4)	Effective 1Q 2007, life business in Mexico is shown within the Life/Health segment.
5)	Contains, among others, the Life/Health business assumed by Allianz SE.
6)	Presentation not meaningful.
7)	Represents elimination of transactions between Allianz Group companies in different geographic regions.

Group Management Report

	Statutory premiums1)		Premiums earned (net)		Statutory expense ratio		Operating profit (loss)
Nine months ended September 30,	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007%	2006%	2007 €mn	2006 €mn
Germany Life	8,500	8,844	6,887	7,103	5.7	9.4	471	454
Germany Health2)	2,346	2,317	2,344	2,315	9.6	8.4	107	132
Italy	6,897	5,898	684	720	6.0	7.2	295	269
France	4,472	4,247	1,283	1,064	14.6	12.5	504	370
Switzerland	807	840	344	365	9.2	9.0	52	41
Spain	444	427	309	294	10.2	10.7	78	65

Netherlands	303	324	101	111	10.1	19.5	32	33
Austria	282	270	206	201	11.3	13.3	33	28
Belgium	503	415	220	209	9.0	11.3	72	67
Portugal	75	64	54	49	28.7	14.6	22	17
Luxembourg	57	35	20	22	12.7	14.1	6	3
Greece	77	71	47	45	21.4	23.9	4	3
Western and Southern Europe	1,297	1,179	648	637	11.7	14.9	1673)	1483)

Hungary	107	69	61	55	19.9	25.9	10	11
Slovakia	191	131	119	100	11.8	16.8	21	15
Czech Republic	64	55	39	40	18.4	17.0	5	7
Poland	368	307	76	69	14.9	14.7	11	5
Romania	22	20	9	9	35.2	39.0	—	—
Bulgaria	21	17	18	15	16.5	15.7	3	2
Croatia	40	31	28	25	14.3	21.9	2	2
Russia	9	6	8	6	133.7	16.4	(7)	—
New Europe	822	636	358	319	16.9	17.6	45	42
Other Europe	2,119	1,815	1,006	956	13.8	15.9	212	190

United States	5,145	7,120	266	263	11.0	6.9	323	244
Mexico4)	23	—	23	—	16.1	—	3	—
NAFTA	5,168	7,120	289	263	11.1	6.9	326	244

South Korea	1,506	1,561	734	746	15.0	13.2	273	55
Taiwan	1,410	1,040	42	65	2.5	3.6	27	11
Malaysia	88	76	73	62	18.5	18.3	9	6
Indonesia	153	55	35	25	12.6	31.3	4	1
Other	233	75	12	12	11.5	18.6	(10)	(3)
Asia-Pacific	3,390	2,807	896	910	9.6	10.3	303	70
South America	66	116	32	33	30.5	16.0	—	(2)
Other5)	308	338	275	290	—6)	—6)	32	33
Subtotal	34,517	34,769	14,349	14,313	—	—	2,380	1,866
Consolidation adjustments7)	(165)	(169)	—	—	—	—	1	1
Total	34,352	34,600	14,349	14,313	9.2	9.5	2,381	1,867

1)

Statutory premiums are gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

2)	Loss ratios were 72.5% and 68.9% for 2007 and 2006, respectively.
3)	Contains run-off of €(2) mn and €(3) mn in 2007 and 2006 respectively, from our former life insurance business in the United Kingdom which we sold in December 2004.
4)	Effective 1Q 2007, life business in Mexico is shown within the Life/Health segment.
5)	Contains, among others, the Life/Health business assumed by Allianz SE.
6)	Presentation not meaningful.
7)	Represents elimination of transactions between Allianz Group companies in different geographic regions.

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

Banking Operations

Operating profit of €87 million in the third quarter.

•	€575 million charges related to the financial markets turbulence.

•	Net trading loss of €204 million.

•	All other businesses developed favorably.

Earnings Summary1)

Operating revenues

2007 to 2006 third quarter comparison

Operating revenues of €1,217 million were down by 24.0%, as the financial markets turbulence had a damaging effect on our trading income (net).

The net trading income declined from €269 million to a loss of €204 million. This decline stemmed predominantly from our investment banking activities.

Conversely, the other two revenue components showed good performance.

Net interest income of €724 million, was up 4.2%. This was driven mainly by strong growth at the Investment Bank and positive developments in the deposit business of the Private & Corporate Clients division. Conversely, loan business in this division is suffering from margin pressure.

Net fee and commission income increased by 9.2% to €689 million. Higher advisory fees of the Investment Bank, principally from mergers & acquisitions and loan advisory activities contributed most to the improvement.

2007 to 2006 nine months comparison

Operating revenues for the first nine months were also affected by the current market situation. Revenues decreased by €103 million to €5,010 million, including a decline of 54.8% in our trading income (net) of €476 million, for the reasons already mentioned.

Impacts from the financial markets turbulence

Dresdner Bank carries asset backed securities (or “ABS”) within trading assets of €18 billion on its balance sheet, but due to hedging strategies is economically only exposed by €7.9 billion, comprising CDO2)/CLO3) warehouses of €3.0 billion, other CDO/CLO positions of €1.3 billion and other RMBS4)/ABS of €3.6 billion.

Exposure by rating

Our ABS assets are of high quality but CDO/CLO positions were significantly impacted by discounts due to current market conditions.

1)

The results of operations of our Banking segment are almost exclusively represented by Dresdner Bank, accounting for 96.0% of our total Banking segment’s operating revenues for the first nine months of 2007 (9M 2006: 96.1%). Accordingly, the discussion of our Banking segment’s results of operations relates solely to the operations of Dresdner Bank.

2)	Collateralized debt obligations
3)	Collateralized loan obligations
4)	Residential mortgage backed securities

Group Management Report

	Three months ended September 30, 2007	Nine months ended September 30, 2007
	€ mn	€ mn
Write-downs on CDO/CLO warehouses	246	282
Write-downs on other ABS	52	52
Write-downs on other CDO/CLO	52	82
Total	350	416

In addition, spill-over effects on other credit products negatively impacted the net trading income by €195 million in the third quarter and the first nine months of 2007. We had also entered into leveraged buy-out (or “LBO”) commitments of €5.0 billion which resulted in write-downs of €30 million in the third quarter.

In summary, the negative profit & loss impact from the financial markets turbulence was €575 million in the third quarter.

Operating profit

Operating profit (loss)

in €mn

2007 to 2006 third quarter comparison

At €87 million, operating profit was down 77.7%. The €384 million drop in operating revenues, triggered by current market conditions outweighed a €150 million reduction in operating expenses. Net additional loan loss provisions of €70 million make up the balance of the movement.

Operating expenses were down 11.9% to €1,109 million. Personnel expenses decreased by 22.3% to €595 million, driven by reduced performance-related compensation in

Investment Banking and lower personnel costs due to outsourcing. Non-personnel expenses were 8.3% higher at €510 million, due to extended marketing activities and external costs from outsourcing.

Despite the positive effect of lower expenses, the cost-income ratio was driven up by the scale of the revenue shortfall, coming in 12.5 percentage points higher, at 91.1%.

Gross additions to loan loss provisions were €161 million. Gross releases and recoveries amounted to €140 million. Combined, this led to a net charge in the quarter of €21 million, compared to a release of €49 million in the prior period.

2007 to 2006 nine months comparison

Despite the difficult market conditions in the third quarter, our operating profit grew by 2.8% to €1,191 million. We achieved significantly lower operating expenses by 7.2% to €3,743 million, due to further efficiency gains, continuous adherence to cost discipline and lower performance-related expenses, which partially offset the revenue decrease. At 74.7%, the cost-income-ratio was 4.2 percentage points lower than last year.

Net additions to loan loss provisions in the first nine months of 2007 were €76 million, further demonstrating adherence to our cautious risk approach and the high quality of the loan portfolio. As of September 30, 2007, our coverage ratio was 66.3% (September 30, 2006: 59.8%).

Non-operating items

2007 to 2006 third quarter comparison

Non-operating items amounted to an aggregate gain of €48 million, compared to a loss of €8 million a year ago. This is mainly attributable to lower restructuring charges and decreased impairments of investments.

2007 to 2006 nine months comparison

Non-operating items declined by 51.3% to €193 million. This is largely due to the significant reduction in realized gains, as reported at the half year. In the first half of 2006

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

these included the sale of Dresdner Bank's remaining shareholdings in Munich Re to Allianz SE, and the disposal of our remaining participation in Eurohypo AG. Impairments of investments (net) stood at €35 million compared to €80 million in the previous nine months, and restructuring charges declined by €24 million to €17 million.

Net income

2007 to 2006 third quarter comparison

Net income declined to €(52) million compared to €278 million a year ago, driven by the lower operating profit. The tax expenses at €173 million rose by 96.6% resulting in an effective tax rate of 128.1% (3Q 2006: 23.0%) significantly influenced by the revaluation of our domestic tax assets due to the German tax reform.

2007 to 2006 nine months comparison

Net income declined by 12.0% to €955 million. The higher operating profit was offset by the decline in gains from non-operating items, however the nine months tax expense of €375 million was down 7.6%, leading to an effective tax rate at 27.1%, compared to 26.1% a year earlier.

Group Management Report

The following table sets forth the income statements and cost-income ratios for both our Banking segment as a whole and Dresdner Bank for the three and nine months ended September 30, 2007 and 2006.

	Three months ended September 30,				Nine months ended September 30,
	2007		2006		2007		2006
	Banking Segment €mn	Dresdner Bank €mn	Banking Segment €mn	Dresdner Bank1) €mn	Banking Segment €mn	Dresdner Bank €mn	Banking Segment €mn	Dresdner Bank1) €mn
Net interest income2)	745	724	709	695	2,403	2,325	1,962	1,904
Net fee and commission income3)	727	689	668	631	2,325	2,196	2,228	2,104
Trading income (net)4)	(210)	(204)	285	269	479	476	1,080	1,053
Income from financial assets and liabilities designated at fair value through income (net)4)	7	8	6	6	13	13	27	27
Other income	—	—	—	—	—	—	25	25
Operating revenues5)	1,269	1,217	1,668	1,601	5,220	5,010	5,322	5,113

Administrative expenses	(1,166)	(1,105)	(1,294)	(1,237)	(3,910)	(3,737)	(4,158)	(4,004)
Investment expenses	(2)	(4)	(19)	(21)	(15)	(20)	(35)	(40)
Other expenses	(2)	—	(1)	(1)	12	14	12	12
Operating expenses	(1,170)	(1,109)	(1,314)	(1,259)	(3,913)	(3,743)	(4,181)	(4,032)

Loan loss provisions	(21)	(21)	52	49	(81)	(76)	78	77
Operating profit	78	87	406	391	1,226	1,191	1,219	1,158

Realized gains/losses (net)	78	65	71	73	268	245	517	517
Impairments of investments (net)	(13)	(13)	(48)	(48)	(35)	(35)	(80)	(80)
Amortization of intangible assets	—	—	1	—	—	—	—	—
Restructuring charges	(4)	(4)	(32)	(33)	(16)	(17)	(41)	(41)
Non-operating items	61	48	(8)	(8)	217	193	396	396

Income before income taxes and minority interests in earnings	139	135	398	383	1,443	1,384	1,615	1,554

Income taxes	(177)	(173)	(96)	(88)	(401)	(375)	(430)	(406)
Minority interests in earnings	(16)	(14)	(19)	(17)	(60)	(54)	(74)	(63)
Net income (loss)	(54)	(52)	283	278	982	955	1,111	1,085

Cost-income ratio6) in %	92.2	91.1	78.8	78.6	75.0	74.7	78.6	78.9

1)

We have restated the presentation of revenues and operating profit stemming from trades in shares of Allianz SE and its affiliates. From 2007 onwards, these results are eliminated on Dresdner Bank level, whereas in 2006 they were adjusted on segment level only.

2)	Represents interest and similar income less interest expense.
3)	Represents fee and commission income less fee and commission expense.
4)

The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement included in Note 3 to the condensed consolidated financial statements.

5)	For the Banking segment, total revenues are measured based upon operating revenues.
6)	Represents operating expenses divided by operating revenues.

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

Banking Operations by Division

The following table sets forth our banking operating revenues, operating profit and cost-income ratio by division. Consistent with our general practice, these figures are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different segments.

	Operating revenues		Operating profit (loss)		Cost-Income ratio
Three months ended September 30,	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007%	2006%
Private & Corporate Clients1)	845	863	149	167	82.0	76.9
Investment Banking1)	347	627	(147)	88	134.9	88.8
Corporate Other2)	25	111	85	136	—3)	—3)
Dresdner Bank4)	1,217	1,601	87	391	91.1	78.6
Other Banks5)	52	67	(9)	15	117.3	82.1
Total	1,269	1,668	78	406	92.2	78.8

	Operating revenues		Operating profit (loss)		Cost-Income ratio
Nine months ended September 30,	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007%	2006%
Private & Corporate Clients1)	2,723	2,731	645	660	75.1	73.4
Investment Banking1)	1,996	2,358	230	489	85.8	81.4
Corporate Other2)	291	24	316	9	—3)	—3)
Dresdner Bank4)	5,010	5,113	1,191	1,158	74.7	78.9
Other Banks5)	210	209	35	61	81.0	71.3
Total	5,220	5,322	1,226	1,219	75.0	78.6

1)

Our reporting by division reflects the organizational changes within Dresdner Bank effective starting with 1Q 2007, resulting in two operating divisions, Private & Corporate Clients (“PCC”) and Investment Banking (“IB”). PCC combines all banking activities formerly provided by the Personal Banking and Private & Business Banking (including Private Wealth Management) divisions as well as our activities with medium-sized business clients from our former Corporate Banking division. IB, with Global Banking and Capital Markets, unites the activities formerly provided by the Dresdner Kleinwort (formerly Dresdner Kleinwort Wasserstein) division and the remaining activities of the former Corporate Banking division. Prior year balances have been adjusted accordingly to reflect these reorganization measures and allow for comparability across periods.

2)

The Corporate Other division contains income and expense items that are not assigned to Dresdner Bank’s operating divisions. These items include, in particular, impacts from the accounting treatment for derivative financial instruments which do not qualify for hedge accounting as well as provisioning requirements for country and general risks. For the three and nine months, the impact from the accounting treatment for derivative financial instruments which do not qualify for hedge accounting on Corporate Other’s operating revenues amounted to €(24) mn and € (40) mn respectively (2006: €(35) mn and €(49) mn respectively).

3)	Presentation not meaningful.
4)

We have restated the presentation of revenues and operating profit stemming from trades in shares of Allianz SE and its affiliates. From 2007 onwards, these results are eliminated on Dresdner Bank level, whereas in 2006 they were adjusted on segment level only.

5)	Consists of non-Dresdner Bank banking operations within our Banking segment.

Reconciliation of Operating Profit and Operating Revenues1)

	2006
Three months ended	March 31, €mn	June 30, €mn	September 30, € mn	December 31, € mn
Operating revenues
Dresdner Bank – previously stated	1,884	1,709	1,520	1,697
Reversal of impact “Own shares” (previously shown on segment level)	—	(81)	81	(6)
Dresdner Bank	1,884	1,628	1,601	1,691

Operating profit
Dresdner Bank – previously stated	529	319	310	202
Reversal of impact “Own shares” (previously shown on segment level)	—	(81)	81	(6)
Dresdner Bank	529	238	391	196

1)

We have restated the prior year presentation of revenues and operating profit stemming from trades in own shares (shares of Allianz SE and its affiliates). From 2007 onwards, these results are eliminated on Dresdner Bank level, whereas in 2006 they were adjusted on segment level only.

Group Management Report

Asset Management Operations

Internal growth in asset base up 7.1%, on track.

• Double digit revenue and operating profit growth.

• Cost income ratio at very competitive 58.9% including investments in future growth.

Third-Party Assets Under Management of the Allianz Group

The vast majority of our assets under management continued to outperform their respective benchmarks. On the fixed income side, our conservative approach over the past year and a half really paid off over the last few months as the macroeconomic outlook we forecast has largely come to fruition.

On an internal basis, growth of our asset base was 7.1% as at September 30, 2007 (total growth amounted to 1.4%) compared to the year end 2006. The net inflows across all regions amounted to €12 billion, driven primarily by the United States, France and Asia-Pacific, and market appreciation amounted to €42 billion. These additions to the asset base were largely offset by negative currency translation effects of €40 billion, resulting primarily from a weaker U.S. Dollar against the Euro.

Third-party assets under management – Fair values by geographic region1)

in €bn

1)	Based on the origination of the assets.
2)

Consists of third-party assets managed by Dresdner Bank (approximately €21 bn as of both, September 30, 2007 and December 31, 2006) and by other Allianz Group companies (approximately €21 bn as of September 30, 2007 and €20 bn as of December 31, 2006).

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

The allocation between retail and institutional clients remained almost unchanged.

Third-party assets under management – Fair values by investor class in € bn

Our fixed income business contributed €11 billion to the total net inflows, the remainder of €1 billion was generated by our equity business.

Third-party assets under management – Fair values by investment category in €bn

1)	Includes primarily investments in real estate.

The third quarter was characterized by a challenging market environment which led to a negative market sentiment. Our net outflows in the third quarter were €8 billion, leaving net inflows for the nine months at €12 billion as already mentioned. Thereof, the majority was attributable to the fixed income business.

Group Management Report

Third-party assets under management – Composition of fair value development in the United States in €bn

Third-party assets under management – Composition of fair value development in Germany in €bn

Our major achievements in the first nine months of 2007 included:

•	Strategic partnership with Xchanging Transaction Bank in investment account administration.

•	PIMCO was awarded “Best Third-Party Provider of Fixed Income Portfolio Management Services in Asia” from Euromoney Private Banking Survey 2007.

Earnings Summary1)

Operating revenues

2007 to 2006 third quarter comparison

On an internal basis, operating revenues were up 15.2%. This considerable increase was subdued by currency-related effects, predominantly the weakening of the U.S. Dollar against the Euro. At stable revenue margins, asset-based management fees increased, driven by the growth of our third party asset base. The development of the performance fees was largely influenced by a performance fee recognition in the third quarter instead of the fourth quarter as a result of a change in German fund contracts. This change affected the majority of those funds.

2007 to 2006 nine months comparison

At €2,314 million operating revenues were up 6.8%. At constant exchange rates, operating revenues would have been 13.1% ahead of the prior year period. The rise in management fees was commensurate with the increase in our third party asset base. The decline of loading and exit fees reflected the development of mutual fund sales.

	Three months ended September 30,		Nine months ended September 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Management fees	913	818	2,625	2,469
Loading and exit fees	76	75	235	253
Performance fees	31	5	67	30
Other income	25	86	220	261
Fee and commission income	1,045	984	3,147	3,013
Commissions	(215)	(214)	(661)	(663)
Other expenses	(83)	(81)	(268)	(256)
Fee and commission expenses	(298)	(295)	(929)	(919)
Net fee and commission income	747	689	2,218	2,094

1)

The results of operations of our Asset Management segment are almost exclusively represented by Allianz Global Investors (AGI), accounting for 97.2% of our total Asset Management segment’s operating revenues and operating profit in the first nine months of 2007 (9M 2006: 98.3% and 99.1%, respectively). Accordingly, the discussion of our Asset Management segment’s results of operations relates solely to the operations of AGI.

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

Operating profit

Operating profit

in €mn

2007 to 2006 third quarter comparison

Operating profit was €322 million, up 10.3%. Internal growth amounted to 17.2%. This sizeable increase was driven by positive business developments across all the regions on a local currency basis.

Administrative expenses, excluding acquisition related expenses, increased by 8.1% to €456 million, containing €290 million compensation-related expenses.

At 58.6%, our cost-income ratio decreased by 0.5 percentage points.

2007 and 2006 nine months comparison

Operating profit of €940 million was 6.0% higher than the prior year period, resulting from further growth in all regions. Excluding the effects of exchange rate movements, operating profit improved by 12.7%.

Administrative expenses, excluding acquisition-related expenses, were up 7.4%. At €883 million, compensation-related expenses increased by €55 million. Non-compensation related expenses rose by €40 million to €491 million. Both developments were in line with our business expansion plans and investments in future growth.

Our cost-income ratio slightly improved by 0.4 percentage points to 59.4%.

Non-operating items

2007 to 2006 third quarter comparison

Acquisition-related expenses significantly dropped from €134 million to €97 million. This decline of 27.6% was predominantly due to a lower number of outstanding PIMCO LLC Class B Units (or “Class B Units”). As of September 30, 2007, the Allianz Group had acquired 43,917 of the 150,000 units originally outstanding.

2007 to 2006 first nine months comparison

At €302 million, acquisition-related expenses were 25.2% below last year's period. This development was mainly driven by the effect of a lower number of outstanding Class B Units as previously described.

Net income

2007 to 2006 third quarter comparison

Net income increased by 67.1% to €137 million. Internal growth rate amounted to 75.0%. This development was primarily driven by operating profit growth and lower acquisition-related expenses which were partly compensated by higher tax expenses. The effective tax rate was 37.8% (3Q 2006: 42.1%).

2007 to 2006 nine months comparison

Net income was up 37.5%, reaching €356 million for the reasons already mentioned in the quarter-to-quarter comparison. At constant exchange rates, net income exceeded 9M 2006 by 45.7%. The effective tax rate increased by 1.4 percentage points to 41.3%.

Group Management Report

The following table sets forth the income statements and cost-income ratios for both our Asset Management segment as a whole and AGI for the three and nine months ended September 30, 2007 and 2006.

	Three months ended September 30,				Nine months ended September 30,
	2007		2006		2007		2006
	Asset Management Segment €mn	Allianz Global Investors €mn	Asset Management Segment €mn	Allianz Global Investors €mn	Asset Management Segment €mn	Allianz Global Investors €mn	Asset Management Segment €mn	Allianz Global Investors €mn
Net fee and commission income1)	767	747	699	689	2,278	2,218	2,128	2,094
Net interest income2)	24	19	19	17	60	55	49	46
Income from financial assets and liabilities carried at fair value through income (net)	8	8	5	5	31	30	17	17
Other income	4	4	3	3	11	11	9	9
Operating revenues3)	803	778	726	714	2,380	2,314	2,203	2,166

Administrative expenses, excluding acquisition-related expenses4)	(473)	(456)	(432)	(422)	(1,413)	(1,374)	(1,308)	(1,279)
Operating expenses	(473)	(456)	(432)	(422)	(1,413)	(1,374)	(1,308)	(1,279)

Operating profit	330	322	294	292	967	940	895	887

Realized gains/losses (net)	—	—	1	1	3	3	2	1
Impairments of investments (net)	—	—	1	—	—	—	—	—
Acquisition-related expenses, thereof4)
Deferred purchases of interests in PIMCO	(97)	(97)	(131)	(131)	(299)	(299)	(397)	(397)
Other acquisition-related expenses5)	—	—	(3)	(3)	(3)	(3)	(7)	(7)
Subtotal	(97)	(97)	(134)	(134)	(302)	(302)	(404)	(404)
Amortization of intangible assets	—	—	(1)	—	—	—	(1)	—
Restructuring charges	—	—	—	—	(2)	(2)	—	—
Non-operating items	(97)	(97)	(133)	(133)	(301)	(301)	(403)	(403)

Income before income taxes and minority interests in earnings	233	225	161	159	666	639	492	484

Income taxes	(87)	(85)	(67)	(67)	(268)	(264)	(194)	(193)
Minority interests in earnings	(4)	(3)	(10)	(10)	(23)	(19)	(34)	(32)
Net income	142	137	84	82	375	356	264	259

Cost-income ratio6) in %	58.9	58.6	59.5	59.1	59.4	59.4	59.4	59.0

1)	Represents fee and commission income less fee and commission expense.
2)	Represents interest and similar income less interest expense and investment expenses.
3)	For the Asset Management segment, total revenues are measured based upon operating revenues.
4)	The total of these items equals acquisition and administration expenses (net) in the segment income statement in Note 3 to the condensed consolidated financial statements.
5)	Consists of retention payments for the management and employees of PIMCO and Nicholas Applegate.
6)	Represents operating expenses divided by operating revenues.

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

Corporate Activities

Earnings Summary

	Three months ended September 30,				Nine months ended September 30,
	Holding Function		Private Equity		Holding Function		Private Equity
	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Operating profit (loss)	(128)	(276)	(27)	(55)	(306)	(561)	40	(24)
Non-operating items	(153)	(248)	(13)	275	298	(296)	(27)	296
Income before income taxes and minorities	(281)	(524)	(40)	220	(8)	(857)	13	272
Net income (loss)	(431)	(343)	(24)	219	(68)	(439)	(14)	259

Holding Function

Operating profit

2007 to 2006 third quarter comparison

The operating loss decreased significantly. At €128 million, down €148 million, the main drivers were higher interest and similar income, and positive exchange rate movements. These positive developments were partly offset by a negative operating trading result from our hedge program for Group Equity Incentives.

2007 to 2006 nine months comparison

At €306 million the operating loss was 45.5% lower than the previous year figure, stemming from both an increase in operating revenues of 43.7% and reduced operating expenses.

Non-operating items

2007 to 2006 third quarter comparison

Total non-operating items amounted to an aggregate loss of €153 million, €95 million lower than in the comparison period. A trading loss of €63 million in the prior year was turned into a trading gain of €83 million this year, mainly resulting from derivative transactions. Conversely, there was an increase in interest expense, €70 million of which derived from external debt in connection with AGF bridge financing.

2007 to 2006 nine months comparison

Non-operating profit turned into an aggregate gain of €298 million coming from an aggregate loss of almost the same amount in the prior year. The trading result turned positive, primarily driven by derivative transactions and increased realized gains (net) which more than doubled due to the sale of shares in the first half of the year.

Group Management Report

Private Equity

Operating profit

2007 to 2006 third quarter comparison

At €27 million the operating loss was almost halved. Income from fully consolidated private equity investments contributed most on the revenue side. This was partly offset by corresponding costs within the expenses.

2007 to 2006 nine months comparison

On a year-to-date comparison the operating result developed favorably, from a €24 million loss to a profit of €40 million. Whereas higher income from fully consolidated private equity investments was partly compensated by the rise of the corresponding expenses, interest and fee income contributed significantly to the operating profit development.

Non-operating items

2007 to 2006 third quarter comparison

With an aggregate loss of €13 million non-operating items turned negative coming from a €275 million gain a year earlier. This development is almost exclusively due to one-off gains of almost €300 million from the disposal of investments in 2006.

2007 to 2006 nine months comparison

Non-operating items recorded a loss of €27 million. The €296 million gain from a year earlier resulted from one-off disposals of investments.

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

Balance Sheet Review

Slight decrease in shareholders’ equity.

Shareholders’ Equity

Shareholders’ equity1)

in € mn

1)

Does not include minority interests of €2.8 bn as of September 30, 2007 and of €6.4 bn as of December 31, 2006. Please see Note 18 to the condensed consolidated financial statements for further information.

2)	Includes foreign currency translation adjustments.

Shareholders’ equity decreased by 2.8% to €49.0 billion. The net income of €7.3 billion earned in the first nine months was offset by the minority buy-out that resulted in various impacts to shareholders’ equity, primarily stemming from the accounting treatment of the goodwill and the capital increase. Additionally, the transfer on disposal of unrealized gains and losses to realized of €2.6 billion and the dividend payment of €1.6 billion contributed to this development.

Total Assets and Total Liabilities

Total assets and liabilities increased by €41.5 billion and €46.6 billion, respectively. In the following sections we analyze important developments within the balance sheets of our Life/Health, Property-Casualty and Banking segments as presented on page 44. Relative to the Allianz Group's total assets and total liabilities, we consider the total assets and total liabilities from our Asset Management segment as immaterial and have, accordingly, excluded these assets and liabilities from the following discussion. Our Asset Management segment's results of operations stem primarily from its business with third-party assets. Please see pages 25 and 26 for further information on the development of our third-party assets

Group Management Report

Insurance Assets and Liabilities

Life/Health insurance operations

Life/Health asset base

fair values1) in €bn

1)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.

2)

Financial assets for unit-linked contracts represent assets owned by, and managed on the behalf of, policyholders of the Allianz Group, with all appreciation and depreciation in these assets accruing to the benefit of policyholders. As a result, the value of financial assets for unit-linked contracts in our balance sheet corresponds with the value of financial liabilities for unit-linked contracts.

3)	Does not include affiliates at €2.9 bn and €2.8 bn as of September 30, 2007 and December 31, 2006, respectively.
4)

Includes, in each case as of September 30, 2007 and December 31, 2006, respectively, debt securities at €9.4 bn and €7.3 bn, equity securities at €3.6 bn and €2.9 bn, and derivative financial instruments at €(5.0) bn and €(4.4) bn.

In aggregate, our Life/Health asset base grew by €8.5 billion to €349.8 billion, stemming primarily from increased assets for unit-linked contracts (+ €4.4 billion) and higher loans and advances to banks and customers (+ €4.0 billion). This reflected our strong sales performance with unit-linked insurance and investment contracts.

The reserves for insurance and investment contracts were up €3.2 billion amounting to €281.9 billion since December 31, 2006. This development was mainly driven by higher policy reserves especially out of our German Life- and Health business.

Property-Casualty insurance operations

Property-Casualty asset base

fair values1) in €bn

1)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.

2)	Does not include affiliates at €9.8 bn and €9.5 bn as of September 30, 2007 and December 31, 2006, respectively.
3)

Includes, in each case as of September 30, 2007 and December 31, 2006, respectively, debt securities at €3.7 bn and €3.2 bn, equity securities at €0.5 bn and €0.4 bn, and derivative financial instruments at €0.2 bn and €0.1 bn.

Our Property-Casualty asset base increased by €2.1 billion to €101.9 billion.

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

Banking Assets and Liabilities

Banking loans and advances to banks and customers

in €bn

1)	Includes loan loss allowance at €(1.0) bn as of both September 30, 2007 and December 31, 2006, respectively.

Loans and advances to banks and customers in our Banking segment amounted to €357.7 billion as of September 30, 2007. This increase of 14.0% compared to December 31, 2006 was particularly driven by an increasing volume of the collateralized refinancing business of Dresdner Bank. Therefore, at €369.7 billion, liabilities to banks and customers also experienced an increase up 5.6% namely in the form of repurchase agreements and collateral received from securities lending transactions.

Group Management Report

Other Information

Reconciliation of Consolidated Operating Profit and Income before Income Taxes and Minority Interests in Earnings

The previous analysis is based on our condensed consolidated financial statements and should be read in conjunction with those statements. The Allianz Group uses operating profit to evaluate the performance of its business segments and the Group as a whole. The Allianz Group considers the presentation of operating profit to be useful and meaningful to investors because it enhances the understanding of the Allianz Group’s underlying operating performance and the comparability of its operating performance over time. Operating profit highlights the portion of income before income taxes and minority interests in earnings attributable to the on-going core operations of the Allianz Group. To better understand the ongoing operations of the business, we exclude the effects of acquisition-related expenses and the amortization of intangible assets, as these relate to business combinations; and we exclude interest expense from external debt and income from financial assets and liabilities held for trading (relating to exchangeables on external debt) as these relate to our capital structure.

We believe that trends in the underlying profitability of our business can be more clearly identified without the fluctuating effects of the realized capital gains and losses or impairments of investment securities, as these are largely dependent on market cycles or issuer-specific events over which we have little or no control, and can and do vary, sometimes materially, across periods. Further, the timing of sales that would result in such gains or losses is largely at our discretion. Similarly, we exclude restructuring charges because the timing of the restructuring charges are largely within our control, and accordingly their exclusion provides additional insight into the operating trends of the underlying business.

Operating profit should be viewed as complementary to, and not a substitute for, income before income taxes and minority interests in earnings or net income as determined in accordance with IFRS.

The following table reconciles operating profit on a consolidated basis to the Allianz Group’s income before income taxes and minority interests in earnings.

	Three months ended September 30,		Nine months ended September 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Operating profit	2,604	2,660	8,762	8,131
Realized gains/losses and impairments of investments (net)	367	465	2,813	2,539
Income from financial assets and liabilities held for trading (net)	48	(49)	45	(203)
Interest expense from external debt	(271)	(191)	(771)	(585)
Restructuring charges	23	(50)	(16)	(458)
Acquisition-related expenses	(72)	(134)	(329)	(404)
Amortization of intangible assets	(4)	(3)	(11)	(13)
Reclassification of policyholder participation in tax benefits arising in connection with tax-exempt income	(1)	(25)	(45)	(311)
Income before income taxes and minority interests in earnings	2,694	2,673	10,448	8,696

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

Composition of Total Revenue Growth

We further believe that an understanding of our total revenue performance is enhanced when the effects of foreign currency translation as well as acquisitions and disposals (or “changes in scope of consolidation”) are excluded. Accordingly, in addition to presenting “nominal growth”, we also present “internal growth”, which excludes the effects of foreign currency translation and changes in scope of consolidation. The following table sets forth the reconciliation of nominal total revenue growth to internal total revenue growth for each of our segments and the Allianz Group as a whole for the three and nine months ended September 30, 2007.

Composition of total revenue1) growth

	Three months ended September 30, 2007				Nine months ended September 30, 2007
Segment	Nominal growth	Changes in scope of consoli- dation	Foreign currency translation	Internal growth	Nominal growth	Changes in scope of consoli- dation	Foreign currency translation	Internal growth
	%	%	%	%	%	%	%	%
Property-Casualty	2.5	1.8	(1.1)	1.8	1.5	1.3	(1.0)	1.2
Life/Health	4.3	0.1	(2.0)	6.2	(0.7)	—	(1.8)	1.1
Banking	(23.9)	—	(0.9)	(23.0)	(1.9)	—	(0.7)	(1.2)
thereof: Dresdner Bank	(24.0)	—	(1.0)	(23.0)	(2.0)	—	(0.7)	(1.3)
Asset Management	10.6	0.9	(6.1)	15.7	8.0	0.7	(6.2)	13.5
thereof: Allianz Global Investors	9.0	—	(6.2)	15.2	6.8	—	(6.3)	13.1
Allianz Group	1.8	0.9	(1.6)	2.5	0.5	0.6	(1.5)	1.4

1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues. Segment growth rates are presented before the elimination of transactions between Allianz Group companies in different segments.

Condensed Consolidated Interim Financial Statements

Contents

38	Consolidated Balance Sheets
39	Consolidated Income Statements
40	Consolidated Statements of Changes in Equity
41	Condensed Consolidated Statements of Cash Flows

Notes to the Condensed Consolidated Interim Financial Statements
43	1	Basis of presentation
43	2	Changes in the presentation of the condensed consolidated interim financial statements
44	3	Segment reporting

Supplementary Information to the Consolidated Balance Sheets
56	4	Financial assets carried at fair value through income
56	5	Investments
56	6	Loans and advances to banks and customers
57	7	Reinsurance assets
57	8	Deferred acquisition costs
57	9	Other assets
58	10	Intangible assets
58	11	Financial liabilities carried at fair value through income
59	12	Liabilities to banks and customers
59	13	Reserves for loss and loss adjustment expenses
60	14	Reserves for insurance and investment contracts
60	15	Other liabilities
60	16	Certificated liabilities
60	17	Participation certificates and subordinated liabilities
61	18	Equity

Supplementary Information to the Consolidated Income Statements
62	19	Premiums earned (net)
63	20	Interest and similar income
64	21	Income from financial assets and liabilities carried at fair value through income (net)
65	22	Realized gains/losses (net)
66	23	Fee and commission income
67	24	Other income
67	25	Income from fully consolidated private equity investments
68	26	Claims and insurance benefits incurred (net)
69	27	Changes in reserves for insurance and investment contracts (net)
70	28	Interest expense
70	29	Loan loss provisions
70	30	Impairments of investments (net)
71	31	Investment expenses
71	32	Acquisition and administrative expenses (net)
73	33	Fee and commission expenses
74	34	Other expenses
74	35	Expenses from fully consolidated private equity investments
74	36	Income taxes
75	37	Earnings per share

Other Information
76	38	Supplemental information on the Banking segment
77	39	Supplemental information on the condensed consolidated statements of cash flows
77	40	Other information
77	41	Subsequent events
78		Responsibility statement
79		Review report

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

Consolidated Balance Sheets

As of September 30, 2007 and as of December 31, 2006

	Note	As of September 30, 2007 €mn	As of December 31, 2006 €mn
ASSETS
Cash and cash equivalents		28,263	33,031
Financial assets carried at fair value through income	4	153,527	156,869
Investments	5	292,185	298,134
Loans and advances to banks and customers	6	457,441	408,278
Financial assets for unit linked contracts		66,254	61,864
Reinsurance assets	7	17,396	19,360
Deferred acquisition costs	8	19,850	19,135
Deferred tax assets		4,548	4,727
Other assets	9	40,794	38,893
Intangible assets	10	14,505	12,935
Total assets		1,094,763	1,053,226

	Note	As of September 30, 2007 €mn	As of December 31, 2006 €mn
LIABILITIES AND EQUITY
Financial liabilities carried at fair value through income	11	90,092	79,699
Liabilities to banks and customers	12	392,629	361,078
Unearned premiums		16,750	14,868
Reserves for loss and loss adjustment expenses	13	64,712	65,464
Reserves for insurance and investment contracts	14	290,997	287,697
Financial liabilities for unit linked contracts		66,254	61,864
Deferred tax liabilities		4,248	4,618
Other liabilities	15	50,057	49,764
Certificated liabilities	16	52,044	54,922
Participation certificates and subordinated liabilities	17	15,111	16,362
Total liabilities		1,042,894	996,336

Shareholders’ equity		49,050	50,481
Minority interests		2,819	6,409
Total equity	18	51,869	56,890

Total liabilities and equity		1,094,763	1,053,226

Consolidated Financial Statements

Consolidated Income Statements

For the three months and nine months ended September 30, 2007 and 2006

		Three months ended September 30,		Nine months ended September 30,
	Note	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Premiums written		15,262	15,079	49,598	49,303
Ceded premiums written		(1,546)	(1,637)	(4,722)	(4,973)
Change in unearned premiums		716	700	(1,562)	(1,642)
Premiums earned (net)	19	14,432	14,142	43,314	42,688
Interest and similar income	20	6,145	5,765	19,727	18,007
Income from financial assets and liabilities carried at fair value through income (net)	21	116	210	(112)	773
Realized gains/losses (net)	22	1,079	1,128	5,376	5,360
Fee and commission income	23	2,278	2,072	6,956	6,486
Other income	24	9	2	108	58
Income from fully consolidated private equity investments	25	686	436	1,627	764
Total income		24,745	23,755	76,996	74,136

Claims and insurance benefits incurred (gross)		(11,138)	(10,908)	(34,606)	(33,582)
Claims and Insurance benefits incurred (ceded)		622	758	2,581	2,364
Claims and insurance benefits incurred (net)	26	(10,516)	(10,150)	(32,025)	(31,218)
Changes in reserves for insurance and investment contracts (net)	27	(2,254)	(2,438)	(7,322)	(8,508)
Interest expense	28	(1,592)	(1,432)	(5,031)	(4,281)
Loan loss provisions	29	(15)	52	(87)	76
Impairments of investments (net)	30	(388)	(186)	(557)	(548)
Investment expenses	31	(278)	(212)	(741)	(694)
Acquisition and administrative expenses (net)	32	(5,751)	(5,644)	(17,339)	(17,171)
Fee and commission expenses	33	(588)	(570)	(1,823)	(1,755)
Amortization of intangible assets		(4)	(3)	(11)	(13)
Restructuring charges		22	(50)	(22)	(576)
Other expenses	34	(5)	(2)	8	9
Expenses from fully consolidated private equity investments	35	(682)	(447)	(1,598)	(761)
Total expenses		(22,051)	(21,082)	(66,548)	(65,440)

Income before income taxes and minority interests in earnings		2,694	2,673	10,448	8,696
Income taxes	36	(655)	(797)	(2,480)	(2,053)
Minority interests in earnings		(118)	(285)	(667)	(994)
Net income		1,921	1,591	7,301	5,649

		Three months ended September 30,		Nine months ended September 30,
	Note	2007 €	2006 €	2007 €	2006 €
Basic earnings per share	37	4.30	3.93	16.72	13.94
Diluted earnings per share	37	4.23	3.88	16.41	13.69

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

Consolidated Statements of Changes in Equity

For the nine months ended September 30, 2007 and 2006

	Paid-in capital	Revenue reserves	Foreign currency translation adjustments	Unrealized gains and losses (net)	Shareholders’ equity	Minority interests	Total equity
	€mn	€mn	€mn	€mn	€mn	€mn	€mn
Balance as of December 31, 2005	21,616	8,579	(1,032)	10,324	39,487	7,615	47,102
Foreign currency translation adjustments	—	—	(797)	(5)	(802)	(207)	(1,009)
Available-for-sale investments
Unrealized gains and losses (net) arising during the period	—	—	—	1,625	1,625	(68)	1,557
Transferred to net income on disposal	—	—	—	(1,534)	(1,534)	(134)	(1,668)
Cash flow hedges	—	—	—	(3)	(3)	(1)	(4)
Miscellaneous	—	21	—	—	21	(30)	(9)
Total income and expense recognized directly in shareholders’ equity	—	21	(797)	83	(693)	(440)	(1,133)
Net income	—	5,649	—	—	5,649	994	6,643
Total recognized income and expense for the period	—	5,670	(797)	83	4,956	554	5,510
Treasury shares	—	1,266	—	—	1,266	—	1,266
Transactions between equity holders	—	48	(3)	(9)	36	81	117
Dividends paid	—	(811)	—	—	(811)	(636)	(1,447)
Balance as of September 30, 2006	21,616	14,752	(1,832)	10,398	44,934	7,614	52,548
Balance as of December 31, 2006	25,398	13,629	(2,210)	13,664	50,481	6,409	56,890
Foreign currency translation adjustments	—	—	(819)	—	(819)	(139)	(958)
Available-for-sale investments
Unrealized gains and losses (net) arising during the period	—	—	—	(531)	(531)	(45)	(576)
Transferred to net income on disposal	—	—	—	(2,577)	(2,577)	(99)	(2,676)
Cash flow hedges	—	—	—	18	18	—	18
Miscellaneous	—	(26)	—	—	(26)	16	(10)
Total income and expense recognized directly in shareholders’ equity	—	(26)	(819)	(3,090)	(3,935)	(267)	(4,202)
Net income	—	7,301	—	—	7,301	667	7,968
Total recognized income and expense for the period	—	7,275	(819)	(3,090)	3,366	400	3,766
Treasury shares	—	357	—	—	357	—	357
Transactions between equity holders	2,765	(6,832)	(66)	621	(3,512)	(3,660)	(7,172)
Dividends paid	—	(1,642)	—	—	(1,642)	(330)	(1,972)
Balance as of September 30, 2007	28,163	12,787	(3,095)	11,195	49,050	2,819	51,869

Consolidated Financial Statements

Condensed Consolidated Statements of Cash Flows

For the nine months ended September 30, 2007 and 2006

Nine months ended September 30,	2007 €mn	2006 €mn
Cash flow from operating activities:
Net income	7,301	5,649
Adjustments to reconcile net income to net cash flow provided by operating activities:
Minority interests in earnings	667	994
Share of earnings from investments in associates and joint ventures	(393)	(180)
Realized gains/losses (net) and impairments of investments (net) of:
Available-for-sale and held-to-maturity investments, investments in associates and joint ventures, real estate held for investment, loans to banks and customers	(4,819)	(4,812)
Other investments, mainly financial assets held for trading and designated at fair value through income	354	1
Depreciation and amortization	638	481
Loan loss provisions	87	(76)
Interest credited to policyholder accounts	2,651	2,809
Net change in:
Financial assets and liabilities held for trading	17,018	18,409
Reverse repurchase agreements and collateral paid for securities borrowing transactions	(39,890)	(59,897)
Repurchase agreements and collateral received from securities lending transactions	23,262	57,398
Reinsurance assets	181	213
Deferred acquisition costs	(802)	(1,104)
Unearned premiums	1,701	1,862
Reserves for loss and loss adjustment expenses	3	304
Reserves for insurance and investment contracts	4,710	5,655
Deferred tax assets/liabilities	273	445
Other (net)	(1,094)	(1,605)
Net cash flow provided by operating activities	11,848	26,546

Cash flow from investing activities:
Net change in:
Financial assets designated at fair value through income	(2,356)	(4,116)
Available-for-sale investments	(363)	(12,039)
Held-to-maturity investments	43	50
Investments in associates and joint ventures	(1,129)	130
Non-current assets and disposal groups held for sale	3	2,193
Real estate held for investment	418	617
Loans and advances to banks and customers	(9,502)	(18,094)
Property and equipment	(267)	(736)
Acquisition of subsidiaries, net of cash acquired	(1,580)	(344)
Other (net)	771	35
Net cash flow used in investing activities	(13,962)	(32,304)

Cash flow from financing activities:
Net change in:
Policyholders’ accounts	1,407	3,654
Liabilities to banks and customers	8,278	4,086
Certificated liabilities, participation certificates and subordinated liabilities	(3,131)	(592)
Transactions between equity holders	(7,172)	8
Dividends paid to shareholders	(1,972)	(1,447)
Net cash from sale or purchase of treasury shares	25	(217)
Other (net)	(13)	307
Net cash flow provided by (used in) financing activities	(2,578)	5,799

Effect of exchange rate changes on cash and cash equivalents	(76)	(56)
Change in cash and cash equivalents	(4,768)	(15)
Cash and cash equivalents at beginning of period	33,031	31,647
Cash and cash equivalents at end of period	28,263	31,632

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

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Notes to the Consolidated Financial Statements

Notes to the Condensed Consolidated Interim Financial Statements

1    Basis of presentation

The condensed consolidated interim financial statements of the Allianz Group – comprising the consolidated balance sheet, income statement, condensed cash flow statement, statement of changes in equity and selected explanatory notes – are presented in accordance with the requirements of IAS 34, Interim Financial Reporting, and have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), as published by the International Accounting Standards Board (“IASB”) and as endorsed by the European Union (“EU”).

The condensed consolidated interim financial statements comply with all new or amended IFRSs, where application is compulsory for the first time for periods beginning on January 1, 2007. For existing and unchanged IFRSs the accounting policies for recognition, measurement, consolidation and presentation applied in the preparation of the condensed consolidated interim financial statements are consistent with the accounting policies that have been applied in the preparation of the consolidated financial statements for the year ended December 31, 2006.

IFRSs do not provide specific guidance concerning all aspects of the recognition and measurement of insurance and reinsurance contracts. Therefore, as envisioned in IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, the provisions embodied under accounting principles generally accepted in the United States of America (“US GAAP”) have been applied to those aspects where specific guidance is not provided by IFRS 4, Insurance Contracts.

IFRS 7, Financial Instruments: Disclosures, is applicable for annual periods beginning January 1, 2007. IFRS 7 requires extended disclosures about the significance of financial instruments and the nature and extent of risks arising from financial instruments. Simultaneously with the development of IFRS 7, the IASB amended IAS 1, Presentation of Financial Statements, to add disclosures about capital management and capital requirements. The new requirements of IFRS 7 and IAS 1 will be of significance for the consolidated financial statements for the year ended December 31, 2007.

The condensed consolidated interim financial statements are presented in millions of Euro (€mn).

2    Changes in the presentation of the condensed consolidated interim financial statements

Reclassifications

Certain immaterial amounts of unearned premiums were previously netted against deferred acquisition costs in the consolidated balance sheets and against the related amortization account in the consolidated income statements. All periods have now been presented on a gross basis.

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

3    Segment reporting

Business Segment Information – Consolidated Balance Sheets

As of September 30, 2007 and as of December 31, 2006

	Property-Casualty		Life/Health		Banking
	As of September 30, 2007 €mn	As of December 31, 2006 € mn	As of September 30, 2007 €mn	As of December 31, 2006 € mn	As of September 30, 2007 €mn	As of December 31, 2006 € mn
ASSETS
Cash and cash equivalents	5,293	4,100	10,736	6,998	12,063	21,528
Financial assets carried at fair value through income	4,460	4,814	13,852	11,026	134,267	139,505
Investments	86,525	88,819	188,596	190,607	16,621	17,803
Loans and advances to banks and customers	20,798	16,825	89,836	85,769	357,670	313,709
Financial assets for unit linked contracts	—	—	66,254	61,864	—	—
Reinsurance assets	11,005	11,437	6,432	7,966	—	—
Deferred acquisition costs	3,816	3,704	15,980	15,381	—	—
Deferred tax assets	1,581	1,651	456	503	1,661	1,679
Other assets	20,735	17,737	13,063	12,891	9,885	9,571
Intangible assets	2,343	1,653	2,393	2,399	2,283	2,285
Total assets	156,556	150,740	407,598	395,404	534,450	506,080

	Property-Casualty		Life/Health		Banking
	As of September 30, 2007 €mn	As of December 31, 2006 €mn	As of September 30, 2007 €mn	As of December 31, 2006 € mn	As of September 30, 2007 €mn	As of December 31, 2006 € mn
LIABILITIES AND EQUITY
Financial liabilities carried at fair value through income	84	1,070	5,837	5,251	83,791	72,215
Liabilities to banks and customers	7,136	4,473	10,027	7,446	369,703	350,148
Unearned premiums	14,827	12,994	1,924	1,874	—	—
Reserves for loss and loss adjustment expenses	57,956	58,664	6,758	6,804	—	—
Reserves for insurance and investment contracts	9,068	8,956	281,856	278,701	—	—
Financial liabilities for unit linked contracts	—	—	66,254	61,864	—	—
Deferred tax liabilities	2,906	3,902	1,036	1,181	114	83
Other liabilities	20,250	18,699	18,147	16,314	11,815	12,140
Certificated liabilities	159	657	4	3	44,308	46,191
Participation certificates and subordinated liabilities	1,607	1,605	65	66	8,232	8,456
Total liabilities	113,993	111,020	391,908	379,504	517,963	489,233

Notes to the Consolidated Financial Statements

Asset Management		Corporate		Consolidation		Group
As of September 30, 2007 €mn	As of December 31, 2006 €mn	As of September 30, 2007 €mn	As of December 31, 2006 €mn	As of September 30, 2007 €mn	As of December 31, 2006 €mn	As of September 30, 2007 €mn	As of December 31, 2006 €mn

866	767	367	536	(1,062)	(898)	28,263	33,031

1,053	985	914	1,158	(1,019)	(619)	153,527	156,869
821	774	104,531	96,652	(104,909)	(96,521)	292,185	298,134

521	367	4,249	2,963	(15,633)	(11,355)	457,441	408,278

—	—	—	—	—	—	66,254	61,864
—	—	—	—	(41)	(43)	17,396	19,360
54	50	—	—	—	—	19,850	19,135
168	196	812	1,473	(130)	(775)	4,548	4,727
3,355	3,471	6,420	7,020	(12,664)	(11,797)	40,794	38,893
6,118	6,334	1,368	264	—	—	14,505	12,935
12,956	12,944	118,661	110,066	(135,458)	(122,008)	1,094,763	1,053,226

Asset Management		Corporate		Consolidation		Group
As of September 30, 2007 €mn	As of December 31, 2006 €mn	As of September 30, 2007 €mn	As of December 31, 2006 €mn	As of September 30, 2007 €mn	As of December 31, 2006 €mn	As of September 30, 2007 €mn	As of December 31, 2006 €mn

—	—	1,282	1,713	(902)	(550)	90,092	79,699
829	605	16,048	7,293	(11,114)	(8,887)	392,629	361,078
—	—	—	—	(1)	—	16,750	14,868

—	—	—	—	(2)	(4)	64,712	65,464

—	—	339	306	(266)	(266)	290,997	287,697

—	—	—	—	—	—	66,254	61,864
33	46	278	171	(119)	(765)	4,248	4,618
3,481	3,689	12,688	14,149	(16,324)	(15,227)	50,057	49,764
—	—	8,879	9,265	(1,306)	(1,194)	52,044	54,922

—	—	7,080	7,099	(1,873)	(864)	15,111	16,362
4,343	4,340	46,594	39,996	(31,907)	(27,757)	1,042,894	996,336
				Total equity		51,869	56,890
				Total liabilities and equity		1,094,763	1,053,226

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

Business Segment Information – Consolidated Income Statements

For the three months ended September 30, 2007 and 2006

	Property-Casualty		Life/Health		Banking
Three months ended September 30,	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Premiums written	10,674	10,412	4,593	4,674	—	—
Ceded premiums written	(1,460)	(1,486)	(91)	(158)	—	—
Change in unearned premiums	737	750	(21)	(50)	—	—
Premiums earned (net)	9,951	9,676	4,481	4,466	—	—
Interest and similar income	1,007	928	3,174	3,093	1,979	1,856
Income from financial assets and liabilities carried at fair value through income (net)	51	32	234	(20)	(203)	291
Realized gains/losses (net)	315	231	628	537	78	71
Fee and commission income	290	253	171	144	869	851
Other income	14	13	10	7	—	—
Income from fully consolidated private equity investments	—	—	—	—	—	—
Total income	11,628	11,133	8,698	8,227	2,723	3,069

Claims and insurance benefits incurred (gross)	(7,122)	(6,789)	(4,010)	(4,130)	—	—
Claims and insurance benefits incurred (ceded)	507	581	109	188	—	—
Claims and insurance benefits incurred (net)	(6,615)	(6,208)	(3,901)	(3,942)	—	—
Changes in reserves for insurance and investment contracts (net)	(114)	(151)	(2,140)	(2,262)	—	—
Interest expense	(108)	(67)	(85)	(70)	(1,234)	(1,147)
Loan loss provisions	5	—	1	—	(21)	52
Impairments of investments (net)	(76)	(69)	(289)	(63)	(13)	(48)
Investment expenses	(74)	(63)	(235)	(129)	(2)	(19)
Acquisition and administrative expenses (net)	(2,745)	(2,512)	(1,113)	(1,087)	(1,166)	(1,294)
Fee and commission expenses	(193)	(184)	(49)	(57)	(142)	(183)
Amortization of intangible assets	(3)	(3)	(1)	—	—	1
Restructuring charges	38	(10)	(4)	(8)	(4)	(32)
Other expenses	(4)	—	—	—	(2)	(1)
Expenses from fully consolidated private equity investments	—	—	—	—	—	—
Total expenses	(9,889)	(9,267)	(7,816)	(7,618)	(2,584)	(2,671)

Income (loss) before income taxes and minority interests in earnings	1,739	1,866	882	609	139	398
Income taxes	34	(600)	(293)	(240)	(177)	(96)
Minority interests in earnings	(65)	(177)	(26)	(81)	(16)	(19)
Net income (loss)	1,708	1,089	563	288	(54)	283

Notes to the Consolidated Financial Statements

Asset Management		Corporate		Consolidation		Group
2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn
—	—	—	—	(5)	(7)	15,262	15,079
—	—	—	—	5	7	(1,546)	(1,637)
—	—	—	—	—	—	716	700
—	—	—	—	—	—	14,432	14,142
39	29	221	102	(275)	(243)	6,145	5,765

8	5	44	(118)	(18)	20	116	210
—	1	15	287	43	1	1,079	1,128
1,071	999	40	41	(163)	(216)	2,278	2,072
4	3	—	6	(19)	(27)	9	2

—	—	686	436	—	—	686	436
1,122	1,037	1,006	754	(432)	(465)	24,745	23,755

—	—	—	—	(6)	11	(11,138)	(10,908)

—	—	—	—	6	(11)	622	758

—	—	—	—	—	—	(10,516)	(10,150)

—	—	—	—	—	(25)	(2,254)	(2,438)
(16)	(10)	(402)	(300)	253	162	(1,592)	(1,432)
—	—	—	—	—	—	(15)	52
—	1	(10)	(7)	—	—	(388)	(186)
1	—	(18)	(63)	50	62	(278)	(212)

(570)	(566)	(171)	(215)	14	30	(5,751)	(5,644)
(304)	(300)	(36)	(25)	136	179	(588)	(570)
—	(1)	—	—	—	—	(4)	(3)
—	—	(8)	—	—	—	22	(50)
—	—	—	(1)	1	—	(5)	(2)

—	—	(682)	(447)	—	—	(682)	(447)
(889)	(876)	(1,327)	(1,058)	454	408	(22,051)	(21,082)

233	161	(321)	(304)	22	(57)	2,694	2,673
(87)	(67)	(126)	180	(6)	26	(655)	(797)
(4)	(10)	(8)	—	1	2	(118)	(285)
142	84	(455)	(124)	17	(29)	1,921	1,591

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

Business Segment Information – Consolidated Income Statements

For the nine months ended September 30, 2007 and 2006

	Property-Casualty		Life/Health		Banking
Nine months ended September 30,	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Premiums written	34,767	34,243	14,844	15,071	—	—
Ceded premiums written	(4,291)	(4,428)	(444)	(556)	—	—
Change in unearned premiums	(1,511)	(1,440)	(51)	(202)	—	—
Premiums earned (net)	28,965	28,375	14,349	14,313	—	—
Interest and similar income	3,393	3,107	10,112	9,838	6,402	5,366
Income from financial assets and liabilities carried at fair value through income (net)	37	77	(745)	(205)	492	1,107
Realized gains/losses (net)	1,299	1,584	2,484	2,773	268	517
Fee and commission income	842	770	506	435	2,770	2,711
Other income	109	51	73	20	—	25
Income from fully consolidated private equity investments	—	—	—	—	—	—
Total income	34,645	33,964	26,779	27,174	9,932	9,726

Claims and insurance benefits incurred (gross)	(21,389)	(20,311)	(13,224)	(13,293)	—	—
Claims and insurance benefits incurred (ceded)	2,125	1,831	463	555	—	—
Claims and insurance benefits incurred (net)	(19,264)	(18,480)	(12,761)	(12,738)	—	—
Changes in reserves for insurance and investment contracts (net)	(292)	(344)	(6,975)	(7,860)	—	—
Interest expense	(292)	(196)	(287)	(207)	(3,999)	(3,404)
Loan loss provisions	(4)	(3)	(2)	1	(81)	78
Impairments of investments (net)	(130)	(175)	(382)	(308)	(35)	(80)
Investment expenses	(217)	(178)	(594)	(497)	(15)	(35)
Acquisition and administrative expenses (net)	(8,125)	(7,686)	(3,102)	(3,217)	(3,910)	(4,158)
Fee and commission expenses	(580)	(559)	(154)	(177)	(445)	(483)
Amortization of intangible assets	(9)	(10)	(2)	(2)	—	—
Restructuring charges	16	(366)	(12)	(169)	(16)	(41)
Other expenses	(4)	(2)	—	—	12	12
Expenses from fully consolidated private equity investments	—	—	—	—	—	—
Total expenses	(28,901)	(27,999)	(24,271)	(25,174)	(8,489)	(8,111)

Income (loss) before income taxes and minority interests in earnings	5,744	5,965	2,508	2,000	1,443	1,615
Income taxes	(1,081)	(1,590)	(728)	(549)	(401)	(430)
Minority interests in earnings	(395)	(604)	(185)	(301)	(60)	(74)
Net income (loss)	4,268	3,771	1,595	1,150	982	1,111

Notes to the Consolidated Financial Statements

Asset Management		Corporate		Consolidation		Group
2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn
—	—	—	—	(13)	(11)	49,598	49,303
—	—	—	—	13	11	(4,722)	(4,973)
—	—	—	—	—	—	(1,562)	(1,642)
—	—	—	—	—	—	43,314	42,688
105	79	620	403	(905)	(786)	19,727	18,007

31	17	85	(270)	(12)	47	(112)	773
3	2	1,003	784	319	(300)	5,376	5,360
3,224	3,060	129	120	(515)	(610)	6,956	6,486
11	9	14	23	(99)	(70)	108	58
—	—	1,627	764	—	—	1,627	764
3,374	3,167	3,478	1,824	(1,212)	(1,719)	76,996	74,136

—	—	—	—	7	22	(34,606)	(33,582)

—	—	—	—	(7)	(22)	2,581	2,364

—	—	—	—	—	—	(32,025)	(31,218)

—	—	—	—	(55)	(304)	(7,322)	(8,508)
(46)	(30)	(1,149)	(959)	742	515	(5,031)	(4,281)
—	—	—	—	—	—	(87)	76
—	—	(10)	15	—	—	(557)	(548)
1	—	(72)	(140)	156	156	(741)	(694)
(1,715)	(1,712)	(539)	(496)	52	98	(17,339)	(17,171)
(946)	(932)	(97)	(67)	399	463	(1,823)	(1,755)
—	(1)	—	—	—	—	(11)	(13)
(2)	—	(8)	—	—	—	(22)	(576)
—	—	—	(1)	—	—	8	9
—	—	(1,598)	(761)	—	—	(1,598)	(761)
(2,708)	(2,675)	(3,473)	(2,409)	1,294	928	(66,548)	(65,440)

666	492	5	(585)	82	(791)	10,448	8,696
(268)	(194)	(71)	414	69	296	(2,480)	(2,053)
(23)	(34)	(16)	(9)	12	28	(667)	(994)
375	264	(82)	(180)	163	(467)	7,301	5,649

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

Segment Information – Total Revenues and Operating Profit

For the three months and nine months ended September 30, 2007 and 2006

The following table summarizes the total revenues, operating profit and net income for each of the segments and the Allianz Group for the three months and nine months ended September 30, 2007 and 2006.

	Property- Casualty		Life/Health		Banking		Asset Management		Corporate		Consolidation		Group
	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Three months ended September 30,
Total revenues1)	10,674	10,412	10,268	9,847	1,269	1,668	803	726	—	—	(10)	(54)	23,004	22,599
Operating profit (loss)	1,487	1,727	873	617	78	406	330	294	(155)	(331)	(9)	(53)	2,604	2,660
Non-operating items	252	139	9	(8)	61	(8)	(97)	(133)	(166)	27	31	(4)	90	13
Income (loss) before income taxes and minority interests in earnings	1,739	1,866	882	609	139	398	233	161	(321)	(304)	22	(57)	2,694	2,673
Income taxes	34	(600)	(293)	(240)	(177)	(96)	(87)	(67)	(126)	180	(6)	26	(655)	(797)
Minority interests in earnings	(65)	(177)	(26)	(81)	(16)	(19)	(4)	(10)	(8)	—	1	2	(118)	(285)
Net income (loss)	1,708	1,089	563	288	(54)	283	142	84	(455)	(124)	17	(29)	1,921	1,591
Nine months ended September 30,
Total revenues1)	34,767	34,243	34,352	34,600	5,220	5,322	2,380	2,203	—	—	(55)	(60)	76,664	76,308
Operating profit (loss)	4,648	4,958	2,381	1,867	1,226	1,219	967	895	(266)	(585)	(194)	(223)	8,762	8,131
Non-operating items	1,096	1,007	127	133	217	396	(301)	(403)	271	—	276	(568)	1,686	565
Income (loss) before income taxes and minority interests in earnings	5,744	5,965	2,508	2,000	1,443	1,615	666	492	5	(585)	82	(791)	10,448	8,696
Income taxes	(1,081)	(1,590)	(728)	(549)	(401)	(430)	(268)	(194)	(71)	414	69	296	(2,480)	(2,053)
Minority interests in earnings	(395)	(604)	(185)	(301)	(60)	(74)	(23)	(34)	(16)	(9)	12	28	(667)	(994)
Net income (loss)	4,268	3,771	1,595	1,150	982	1,111	375	264	(82)	(180)	163	(467)	7,301	5,649

1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

Notes to the Consolidated Financial Statements

Property-Casualty Segment

	Three months ended September 30,		Nine months ended September 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Gross premiums written1)	10,674	10,412	34,767	34,243
Ceded premiums written	(1,460)	(1,486)	(4,291)	(4,428)
Change in unearned premiums	737	750	(1,511)	(1,440)
Premiums earned (net)	9,951	9,676	28,965	28,375
Interest and similar income	1,007	928	3,393	3,107
Income from financial assets and liabilities designated at fair value through income (net)2)	32	39	103	81
Income from financial assets and liabilities held for trading (net), shared with policyholder2)	45	—	(10)	—
Realized gains/losses (net) from investments, shared with policyholders3)	13	8	48	44
Fee and commission income	290	253	842	770
Other income	14	13	109	51
Operating revenues	11,352	10,917	33,450	32,428

Claims and insurance benefits incurred (net)	(6,615)	(6,208)	(19,264)	(18,480)
Changes in reserves for insurance and investment contracts (net)	(114)	(151)	(292)	(344)
Interest expense	(108)	(67)	(292)	(196)
Loan loss provisions	5	—	(4)	(3)
Impairments of investments (net), shared with policyholders4)	(17)	(5)	(24)	(22)
Investment expenses	(74)	(63)	(217)	(178)
Acquisition and administrative expenses (net)	(2,745)	(2,512)	(8,125)	(7,686)
Fee and commission expenses	(193)	(184)	(580)	(559)
Other expenses	(4)	—	(4)	(2)
Operating expenses	(9,865)	(9,190)	(28,802)	(27,470)

Operating profit	1,487	1,727	4,648	4,958

Income from financial assets and liabilities held for trading (net), not shared with policyholders2)	(26)	(7)	(56)	(4)
Realized gains/losses (net) from investments, not shared with policyholders3)	302	223	1,251	1,540
Impairments of investments (net), not shared with policyholders4)	(59)	(64)	(106)	(153)
Amortization of intangible assets	(3)	(3)	(9)	(10)
Restructuring charges	38	(10)	16	(366)
Non-operating items	252	139	1,096	1,007

Income before income taxes and minority interests in earnings	1,739	1,866	5,744	5,965

Income taxes	34	(600)	(1,081)	(1,590)
Minority interests in earnings	(65)	(177)	(395)	(604)
Net income	1,708	1,089	4,268	3,771

Loss ratio5) in %	66.5	64.2	66.5	65.1
Expense ratio6) in %	27.6	26.0	28.1	27.1
Combined ratio7) in %	94.1	90.2	94.6	92.2

1)	For the Property-Casualty segment, total revenues are measured based upon gross premiums written.
2)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
3)	The total of these items equals realized gains/losses (net) in the segment income statement.
4)	The total of these items equals impairments of investments (net) in the segment income statement.
5)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
6)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).
7)	Represents the total of acquisition and administrative expenses (net) and claims and insurance benefits incurred (net) divided by premiums earned (net).

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

Life/Health Segment

	Three months ended September 30,		Nine months ended September 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Statutory premiums1)	10,268	9,847	34,352	34,600
Ceded premiums written	(108)	(163)	(487)	(572)
Change in unearned premiums	(17)	(49)	(41)	(200)
Statutory premiums (net)	10,143	9,635	33,824	33,828
Deposits from SFAS 97 insurance and investment contracts	(5,662)	(5,169)	(19,475)	(19,515)
Premiums earned (net)	4,481	4,466	14,349	14,313
Interest and similar income	3,174	3,093	10,112	9,838
Income from financial assets and liabilities carried at fair value through income (net), shared with policyholders2)	231	(20)	(748)	(205)
Realized gains/losses (net) from investments, shared with policyholders3)	617	537	2,351	2,587
Fee and commission income	171	144	506	435
Other income	10	7	73	20
Operating revenues	8,684	8,227	26,643	26,988

Claims and insurance benefits incurred (net)	(3,901)	(3,942)	(12,761)	(12,738)
Changes in reserves for insurance and investment contracts (net)	(2,140)	(2,262)	(6,975)	(7,860)
Interest expense	(85)	(70)	(287)	(207)
Loan loss provisions	1	—	(2)	1
Impairments of investments (net), shared with policyholders4)	(288)	(63)	(381)	(308)
Investment expenses	(235)	(129)	(594)	(497)
Acquisition and administrative expenses (net)	(1,113)	(1,087)	(3,102)	(3,217)
Fee and commission expenses	(49)	(57)	(154)	(177)
Operating restructuring charges5)	(1)	—	(6)	(118)
Operating expenses	(7,811)	(7,610)	(24,262)	(25,121)

Operating profit	873	617	2,381	1,867

Income from financial assets and liabilities carried at fair value through income (net), not shared with policyholders2)	3	—	3	—
Realized gains/losses (net) from investments, not shared with policyholders3)	11	—	133	186
Impairments of investments (net), not shared with policyholders4)	(1)	—	(1)	—
Amortization of intangible assets	(1)	—	(2)	(2)
Non-operating restructuring charges5)	(3)	(8)	(6)	(51)
Non-operating items	9	(8)	127	133

Income before income taxes and minority interests in earnings	882	609	2,508	2,000

Income taxes	(293)	(240)	(728)	(549)
Minority interests in earnings	(26)	(81)	(185)	(301)
Net income	563	288	1,595	1,150

Statutory expense ratio6) in %	11.0	11.3	9.2	9.5

1)

For the Life/Health segment, total revenues are measured based upon statutory premiums. Statutory premiums are gross premiums written from sales of life insurance policies, as well as gross receipts from sales of unit linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

2)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
3)	The total of these items equals realized gains/losses (net) in the segment income statement.
4)	The total of these items equals impairments of investments (net) in the segment income statement.
5)	The total of these items equals restructuring charges in the segment income statement.
6)	Represents acquisition and administrative expenses (net) divided by statutory premiums (net).

Notes to the Consolidated Financial Statements

Banking Segment

	Three months ended September 30,				Nine months ended September 30,
	2007		2006		2007		2006
	Banking Segment €mn	Dresdner Bank €mn	Banking Segment €mn	Dresdner Bank1) €mn	Banking Segment €mn	Dresdner Bank €mn	Banking Segment €mn	Dresdner Bank1) €mn
Net interest income2)	745	724	709	695	2,403	2,325	1,962	1,904
Net fee and commission income3)	727	689	668	631	2,325	2,196	2,228	2,104
Trading income (net)4)	(210)	(204)	285	269	479	476	1,080	1,053
Income from financial assets and liabilities designated at fair value through income (net)4)	7	8	6	6	13	13	27	27
Other income	—	—	—	—	—	—	25	25
Operating revenues5)	1,269	1,217	1,668	1,601	5,220	5,010	5,322	5,113

Administrative expenses	(1,166)	(1,105)	(1,294)	(1,237)	(3,910)	(3,737)	(4,158)	(4,004)
Investment expenses	(2)	(4)	(19)	(21)	(15)	(20)	(35)	(40)
Other expenses	(2)	—	(1)	(1)	12	14	12	12
Operating expenses	(1,170)	(1,109)	(1,314)	(1,259)	(3,913)	(3,743)	(4,181)	(4,032)

Loan loss provisions	(21)	(21)	52	49	(81)	(76)	78	77
Operating profit	78	87	406	391	1,226	1,191	1,219	1,158

Realized gains/losses (net)	78	65	71	73	268	245	517	517
Impairments of investments (net)	(13)	(13)	(48)	(48)	(35)	(35)	(80)	(80)
Amortization of intangible assets	—	—	1	—	—	—	—	—
Restructuring charges	(4)	(4)	(32)	(33)	(16)	(17)	(41)	(41)
Non-operating items	61	48	(8)	(8)	217	193	396	396

Income before income taxes and minority interests in earnings	139	135	398	383	1,443	1,384	1,615	1,554

Income taxes	(177)	(173)	(96)	(88)	(401)	(375)	(430)	(406)
Minority interests in earnings	(16)	(14)	(19)	(17)	(60)	(54)	(74)	(63)
Net income (loss)	(54)	(52)	283	278	982	955	1,111	1,085

Cost-income ratio6) in %	92.2	91.1	78.8	78.6	75.0	74.7	78.6	78.9

1)

We have restated the presentation of revenues and operating profit stemming from trades in shares of Allianz SE and its affiliates. From 2007 onwards, these results are eliminated on Dresdner Bank level, whereas in 2006 they were adjusted on segment level only.

2)	Represents interest and similar income less interest expense.
3)	Represents fee and commission income less fee and commission expenses.
4)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
5)	For the Banking segment, total revenues are measured based upon operating revenues.
6)	Represents operating expenses divided by operating revenues.

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

Asset Management Segment

	Three months ended September 30,				Nine months ended September 30,
	2007		2006		2007		2006
	Asset Management Segment €mn	Allianz Global Investors €mn	Asset Management Segment €mn	Allianz Global Investors €mn	Asset Management Segment €mn	Allianz Global Investors €mn	Asset Management Segment €mn	Allianz Global Investors €mn
Net fee and commission income1)	767	747	699	689	2,278	2,218	2,128	2,094
Net interest income2)	24	19	19	17	60	55	49	46
Income from financial assets and liabilities carried at fair value through income (net)	8	8	5	5	31	30	17	17
Other income	4	4	3	3	11	11	9	9
Operating revenues3)	803	778	726	714	2,380	2,314	2,203	2,166

Administrative expenses, excluding acquisition-related expenses4)	(473)	(456)	(432)	(422)	(1,413)	(1,374)	(1,308)	(1,279)
Operating expenses	(473)	(456)	(432)	(422)	(1,413)	(1,374)	(1,308)	(1,279)

Operating profit	330	322	294	292	967	940	895	887

Realized gains/losses (net)	—	—	1	1	3	3	2	1
Impairments of investments (net)	—	—	1	—	—	—	—	—
Acquisition-related expenses, thereof4)
Deferred purchases of interests in PIMCO	(97)	(97)	(131)	(131)	(299)	(299)	(397)	(397)
Other acquisition-related expenses5)	—	—	(3)	(3)	(3)	(3)	(7)	(7)
Subtotal	(97)	(97)	(134)	(134)	(302)	(302)	(404)	(404)
Amortization of intangible assets	—	—	(1)	—	—	—	(1)	—
Restructuring charges	—	—	—	—	(2)	(2)	—	—
Non-operating items	(97)	(97)	(133)	(133)	(301)	(301)	(403)	(403)

Income before income taxes and minority interests in earnings	233	225	161	159	666	639	492	484

Income taxes	(87)	(85)	(67)	(67)	(268)	(264)	(194)	(193)
Minority interests in earnings	(4)	(3)	(10)	(10)	(23)	(19)	(34)	(32)
Net income	142	137	84	82	375	356	264	259

Cost-income ratio6) in %	58.9	58.6	59.5	59.1	59.4	59.4	59.4	59.0

1)	Represents fee and commission income less fee and commission expenses.
2)	Represents interest and similar income less interest expense and investment expenses.
3)	For the Asset Management segment, total revenues are measured based upon operating revenues.
4)	The total of these items equals acquisition and administration expenses (net) in the segment income statement.
5)	Consists of retention payments for the management and employees of PIMCO and Nicholas Applegate.
6)	Represents operating expenses divided by operating revenues.

Notes to the Consolidated Financial Statements

Corporate Segment

	Three months ended September 30,		Nine months ended September 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Interest and similar income	221	102	620	403
Income from financial assets and liabilities designated at fair value through income (net)1)	1	(56)	6	(56)
Operating income from financial assets and liabilities held of trading (net)1)	(40)	—	(5)	—
Fee and commission income	40	41	129	120
Other income	—	6	14	23
Income from fully consolidated private equity investments	686	436	1,627	764
Operating revenues	908	529	2,391	1,254

Interest expense, excluding interest expense from external debt2)	(131)	(109)	(378)	(374)
Investment expenses	(18)	(63)	(72)	(140)
Acquisition and administrative expenses (net), excluding acquisition-related expenses	(196)	(215)	(512)	(496)
Fee and commission expenses	(36)	(25)	(97)	(67)
Other expenses	—	(1)	—	(1)
Expenses from fully consolidated private equity investments	(682)	(447)	(1,598)	(761)
Operating expenses	(1,063)	(860)	(2,657)	(1,839)

Operating profit (loss)	(155)	(331)	(266)	(585)

Non-operating income from financial assets and liabilities held for trading (net)1)	83	(62)	84	(214)
Realized gains/losses (net)	15	287	1,003	784
Interest expense from external debt2)	(271)	(191)	(771)	(585)
Impairments of investments (net)	(10)	(7)	(10)	15
Acquisition-related expenses	25	—	(27)	—
Non-operating restructuring charges	(8)	—	(8)	—
Non-operating items	(166)	27	271	—

Income (loss) before income taxes and minority interests in earnings	(321)	(304)	5	(585)

Income taxes	(126)	180	(71)	414
Minority interests in earnings	(8)	—	(16)	(9)
Net loss	(455)	(124)	(82)	(180)

1)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
2)	The total of these items equals interest expense in the segment income statement.

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

Supplementary Information to the

Consolidated Balance Sheets

4    Financial assets carried at fair value through income

	As of September 30, 2007 €mn	As of December 31, 2006 €mn
Financial assets held for trading
Debt securities	69,773	81,881
Equity securities	34,660	31,266
Derivative financial instruments	26,689	24,835
Subtotal	131,122	137,982
Financial assets designated at fair value through income
Debt securities	17,194	14,414
Equity securities	4,531	3,834
Loans to banks and customers	680	639
Subtotal	22,405	18,887
Total	153,527	156,869

5    Investments

	As of September 30, 2007 €mn	As of December 31, 2006 €mn
Available-for-sale investments	272,224	277,898
Held-to-maturity investments	4,627	4,748
Funds held by others under reinsurance contracts assumed	1,032	1,033
Investments in associates and joint ventures	6,457	4,900
Real estate held for investment	7,845	9,555
Total	292,185	298,134

Available-for-sale investments

	As of September 30, 2007				As of December 31, 2006
	Amortized cost €mn	Unrealized gains €mn	Unrealized losses €mn	Fair value €mn	Amortized cost €mn	Unrealized gains €mn	Unrealized losses €mn	Fair value €mn
Equity securities	42,206	25,117	(454)	66,869	43,139	26,795	(159)	69,775
Government debt securities	109,470	1,352	(1,947)	108,875	112,893	2,813	(1,077)	114,629
Corporate debt securities	95,301	732	(2,243)	93,790	90,493	1,542	(860)	91,175
Other debt securities	2,688	108	(106)	2,690	2,122	215	(18)	2,319
Total	249,665	27,309	(4,750)	272,224	248,647	31,365	(2,114)	277,898

6    Loans and advances to banks and customers

	As of September 30, 2007			As of December 31, 2006
	Banks €mn	Customers €mn	Total €mn	Banks €mn	Customers €mn	Total €mn
Short-term investments and certificates of deposit	9,309	—	9,309	6,775	—	6,775
Reverse repurchase agreements	83,944	65,179	149,123	86,957	52,456	139,413
Collateral paid for securities borrowing transactions	32,212	38,993	71,205	17,612	23,419	41,031
Loans	72,624	127,940	200,564	69,211	129,319	198,530
Other advances	17,500	10,798	28,298	15,225	8,358	23,583
Subtotal	215,589	242,910	458,499	195,780	213,552	409,332
Loan loss allowance	(87)	(971)	(1,058)	(108)	(946)	(1,054)
Total	215,502	241,939	457,441	195,672	212,606	408,278

Notes to the Consolidated Financial Statements

Loans and advances to customers by type of customer

	As of September 30, 2007 €mn	As of December 31, 2006 €mn
Corporate customers	172,447	146,750
Private customers	56,161	59,505
Public authorities	14,302	7,297
Subtotal	242,910	213,552
Loan loss allowance	(971)	(946)
Total	241,939	212,606

7    Reinsurance assets

	As of September 30, 2007 €mn	As of December 31, 2006 €mn
Unearned premiums	1,621	1,317
Reserves for loss and loss adjustment expenses	9,010	9,719
Aggregate policy reserves	6,671	8,223
Other insurance reserves	94	101
Total	17,396	19,360

8    Deferred acquisition costs

	As of September 30, 2007 €mn	As of December 31, 2006 €mn
Deferred acquisition costs
Property-Casualty	3,808	3,692
Life/Health	14,198	13,619
Asset Management	54	50
Subtotal	18,060	17,361
Present value of future profits	1,239	1,227
Deferred sales inducements	551	547
Total	19,850	19,135

9    Other assets

	As of September 30, 2007 €mn	As of December 31, 2006 €mn
Receivables
Policyholders	4,032	4,292
Agents	4,087	3,698
Reinsurers	2,616	2,832
Other	5,879	6,283
Less allowance for doubtful accounts	(359)	(330)
Subtotal	16,255	16,775
Tax receivables
Income tax	1,942	1,995
Other tax	793	690
Subtotal	2,735	2,685
Accrued dividends, interest and rent	5,340	5,658
Prepaid expenses
Interest and rent	3,703	2,678
Other prepaid expenses	245	173
Subtotal	3,948	2,851
Derivative financial instruments used for hedging that meet the criteria for hedge accounting and firm commitments	301	463
Property and equipment
Real estate held for use	3,756	4,758
Equipment	1,828	1,597
Software	1,102	1,078
Subtotal	6,686	7,433
Non-current assets and disposal groups held for sale	2,339	—
Other assets1)	3,190	3,028
Total	40,794	38,893

1)	As of September 30, 2007, includes prepaid benefit costs for defined benefit plans of €285 mn.

Non-current assets and disposal groups held for sale as of September 30, 2007 consists primarily of real estate held for investment and real estate held for use in Germany. Much of the real estate held for use is expected to be disposed of through sale-leaseback transactions.

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

10    Intangible assets

	As of September 30, 2007 €mn	As of December 31, 2006 €mn
Goodwill	12,883	12,007
Brand names	1,080	717
Other	542	211
Total	14,505	12,935

The acquisition of a 100.0% participation in Selecta AG, Muntelier, increased brand names by €355 mn and other intangible assets by €340 mn.

Changes in goodwill for the nine months ended September 30, 2007, were as follows:

€mn
Cost as of 1/1/2007	12,231
Accumulated impairments as of 1/1/2007	(224)
Carrying amount as of 1/1/2007	12,007
Additions	1,119
Foreign currency translation adjustments	(243)
Carrying amount as of 9/30/2007	12,883
Accumulated impairments as of 9/30/2007	224
Cost as of 9/30/2007	13,107

Additions include goodwill from

•	increasing the interest in Russian People’s Insurance Society, Moscow, from 47.4% to 97.2%,

•	the acquisition of a 100.0% participation in Selecta AG, Muntelier,

•	the acquisition of a 100.0% participation in Commerce Assurance Bhd., Kuala Lumpur,

•	the acquisition of a 100.0% participation in Insurance Company “Progress Garant”, Moscow,

•	the acquisition of a 100.0% participation in SC Tour Michelet, Paris,

•	the acquisition of a 100.0% participation in JTS Insurance Company “ATF POLICY”, Almaty,

•	the acquisition of a 100.0% participation in United Mercantile Agencies, Inc., Kentucky.

11    Financial liabilities carried at fair value through income

	As of September 30, 2007 €mn	As of December 31, 2006 €mn
Financial liabilities held for trading
Obligations to deliver securities	45,113	39,951
Derivative financial instruments	29,784	27,823
Other trading liabilities	14,163	10,988
Subtotal	89,060	78,762
Financial liabilities designated at fair value through income	1,032	937
Total	90,092	79,699

Notes to the Consolidated Financial Statements

12    Liabilities to banks and customers

	As of September 30, 2007			As of December 31, 2006
	Banks €mn	Customers €mn	Total €mn	Banks €mn	Customers €mn	Total €mn
Payable on demand	16,729	67,822	84,551	18,216	68,677	86,893
Savings deposits	—	5,314	5,314	—	5,421	5,421
Term deposits and certificates of deposit	56,528	66,683	123,211	68,429	50,380	118,809
Repurchase agreements	74,109	54,839	128,948	68,189	49,403	117,592
Collateral received from securities lending transactions	25,347	15,176	40,523	19,914	8,703	28,617
Other	7,965	2,117	10,082	876	2,870	3,746
Total	180,678	211,951	392,629	175,624	185,454	361,078

13    Reserves for loss and loss adjustment expenses

	As of September 30,	As of December 31,
	2007 €mn	2006 €mn
Property-Casualty	57,956	58,664
Life/Health	6,758	6,804
Consolidation	(2)	(4)
Total	64,712	65,464

Changes in the reserves for loss and loss adjustment expenses for the Property-Casualty segment for the nine months ended September 30, 2007 and 2006, are as follows:

		2007			2006
	Gross €mn	Ceded €mn	Net €mn	Gross €mn	Ceded €mn	Net €mn
Reserves for loss and loss adjustment expenses as of 1/1/	58,664	(9,333)	49,331	60,259	(10,604)	49,655
Loss and loss adjustment expenses incurred
Current year	22,551	(2,393)	20,158	21,251	(2,056)	19,195
Prior years	(1,162)	268	(894)	(940)	225	(715)
Subtotal	21,389	(2,125)	19,264	20,311	(1,831)	18,480
Loss and loss adjustment expenses paid
Current year	(9,132)	746	(8,386)	(8,137)	416	(7,721)
Prior years	(11,852)	1,566	(10,286)	(11,848)	1,950	(9,898)
Subtotal	(20,984)	2,312	(18,672)	(19,985)	2,366	(17,619)
Foreign currency translation adjustments and other	(1,371)	520	(851)	(1,053)	271	(782)
Changes in the consolidated subsidiaries of the Allianz Group	258	(61)	197	—	—	—
Reserves for loss and loss adjustment expenses as of 9/30/	57,956	(8,687)	49,269	59,532	(9,798)	49,734

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

14    Reserves for insurance and investment contracts

	As of September 30, 2007 €mn	As of December 31, 2006 €mn
Aggregate policy reserves	260,674	256,333
Reserves for premium refunds	29,579	30,689
Other insurance reserves	744	675
Total	290,997	287,697

15    Other liabilities

	As of September 30, 2007 €mn	As of December 31, 2006 €mn
Payables
Policyholders	4,500	5,322
Reinsurance	2,000	1,868
Agents	1,765	1,494
Subtotal	8,265	8,684
Payables for social security	368	219
Tax payables
Income tax	2,364	2,076
Other	1,080	968
Subtotal	3,444	3,044
Accrued interest and rent	849	793
Unearned income
Interest and rent	3,689	2,645
Other	200	279
Subtotal	3,889	2,924
Provisions
Pensions and similar obligations	4,181	4,120
Employee related	2,773	3,120
Share-based compensation	1,707	1,898
Restructuring plans	567	887
Loan commitments	246	261
Other provisions	1,930	1,943
Subtotal	11,404	12,229
Deposits retained for reinsurance ceded	4,381	5,716
Derivative financial instruments used for hedging purposes that meet the criteria for hedge accounting and firm commitments	1,779	907
Financial liabilities for puttable equity instruments	4,753	3,750
Disposal groups held for sale	7	—
Other liabilities	10,918	11,498
Total	50,057	49,764

16    Certificated liabilities

	As of September 30, 2007 €mn	As of December 31, 2006 €mn
Allianz SE1)
Senior bonds	5,384	6,195
Exchangeable bonds	450	1,262
Money market securities	2,089	870
Subtotal	7,923	8,327
Banking subsidiaries
Senior bonds	20,885	23,337
Money market securities	23,232	22,655
Subtotal	44,117	45,992
All other subsidiaries
Certificated liabilities	4	4
Money market securities	—	599
Subtotal	4	603
Total	52,044	54,922

1)

Includes senior bonds and exchangeable bonds issued by Allianz Finance B.V. and Allianz Finance II B.V. guaranteed by Allianz SE and money market securities issued by Allianz Finance Corporation, a wholly-owned subsidiary of Allianz SE, which are fully and unconditionally guaranteed by Allianz SE.

17    Participation certificates and subordinated liabilities

	As of September 30, 2007 €mn	As of December 31, 2006 €mn
Allianz SE1)
Subordinated bonds	6,859	6,883
Participation certificates	85	85
Subtotal	6,944	6,968
Banking subsidiaries
Subordinated liabilities	3,057	3,669
Hybrid equity	2,456	2,513
Participation certificates	1,702	2,262
Subtotal	7,215	8,444
All other subsidiaries
Subordinated liabilities	907	905
Hybrid equity	45	45
Subtotal	952	950
Total	15,111	16,362

1)	Includes subordinated bonds issued by Allianz Finance B.V. and Allianz Finance II B.V. and guaranteed by Allianz SE.

Notes to the Consolidated Financial Statements

18    Equity

	As of September 30, 2007 €mn	As of December 31, 2006 €mn
Shareholders’ equity
Issued capital	1,149	1,106
Capital reserve	27,014	24,292
Revenue reserves	12,871	14,070
Treasury shares	(84)	(441)
Foreign currency translation adjustments	(3,095)	(2,210)
Unrealized gains and losses (net)1)	11,195	13,664
Subtotal	49,050	50,481
Minority interests	2,819	6,409
Total	51,869	56,890

1)	As of September 30, 2007 includes €158 mn related to cash flow hedges (2006: €140 mn).

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

Supplementary Information to the Consolidated Income Statements

19    Premiums earned (net)

	Property- Casualty	Life/Health	Consolidation	Total
Three months ended September 30,	€mn	€mn	€mn	€mn
2007
Premiums written
Direct	9,715	4,513	—	14,228
Assumed	959	80	(5)	1,034
Subtotal	10,674	4,593	(5)	15,262
Ceded	(1,460)	(91)	5	(1,546)
Net	9,214	4,502	—	13,716
Change in unearned premiums
Direct	839	(17)	—	822
Assumed	56	(3)	—	53
Subtotal	895	(20)	—	875
Ceded	(158)	(1)	—	(159)
Net	737	(21)	—	716
Premiums earned
Direct	10,554	4,496	—	15,050
Assumed	1,015	77	(5)	1,087
Subtotal	11,569	4,573	(5)	16,137
Ceded	(1,618)	(92)	5	(1,705)
Net	9,951	4,481	—	14,432
2006
Premiums written
Direct	9,468	4,593	—	14,061
Assumed	944	81	(7)	1,018
Subtotal	10,412	4,674	(7)	15,079
Ceded	(1,486)	(158)	7	(1,637)
Net	8,926	4,516	—	13,442
Change in unearned premiums
Direct	940	(49)	—	891
Assumed	26	—	—	26
Subtotal	966	(49)	—	917
Ceded	(216)	(1)	—	(217)
Net	750	(50)	—	700
Premiums earned
Direct	10,408	4,544	—	14,952
Assumed	970	81	(7)	1,044
Subtotal	11,378	4,625	(7)	15,996
Ceded	(1,702)	(159)	7	(1,854)
Net	9,676	4,466	—	14,142

Notes to the Consolidated Financial Statements

19    Premiums earned (net) (continued)

	Property- Casualty	Life/Health	Consolidation	Total
Nine months ended September 30,	€mn	€mn	€mn	€mn
2007
Premiums written
Direct	32,526	14,618	—	47,144
Assumed	2,241	226	(13)	2,454
Subtotal	34,767	14,844	(13)	49,598
Ceded	(4,291)	(444)	13	(4,722)
Net	30,476	14,400	—	44,876
Change in unearned premiums
Direct	(1,723)	(55)	—	(1,778)
Assumed	(38)	4	1	(33)
Subtotal	(1,761)	(51)	1	(1,811)
Ceded	250	—	(1)	249
Net	(1,511)	(51)	—	(1,562)
Premiums earned
Direct	30,803	14,563	—	45,366
Assumed	2,203	230	(12)	2,421
Subtotal	33,006	14,793	(12)	47,787
Ceded	(4,041)	(444)	12	(4,473)
Net	28,965	14,349	—	43,314
2006
Premiums written
Direct	31,975	14,797	—	46,772
Assumed	2,268	274	(11)	2,531
Subtotal	34,243	15,071	(11)	49,303
Ceded	(4,428)	(556)	11	(4,973)
Net	29,815	14,515	—	44,330
Change in unearned premiums
Direct	(1,592)	(192)	—	(1,784)
Assumed	30	(11)	—	19
Subtotal	(1,562)	(203)	—	(1,765)
Ceded	122	1	—	123
Net	(1,440)	(202)	—	(1,642)
Premiums earned
Direct	30,383	14,605	—	44,988
Assumed	2,298	263	(11)	2,550
Subtotal	32,681	14,868	(11)	47,538
Ceded	(4,306)	(555)	11	(4,850)
Net	28,375	14,313	—	42,688

20    Interest and similar income

	Three months ended September 30,		Nine months ended September 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Interest from held-to-maturity investments	56	56	167	173
Dividends from available-for-sale investments	363	303	2,017	1,834
Interest from available-for-sale investments	2,435	2,346	7,205	6,899
Share of earnings from investments in associates and joint ventures	62	58	393	180
Rent from real estate held for investment	191	222	620	685
Interest from loans to banks and customers	2,993	2,747	9,146	8,124
Other	45	33	179	112
Total	6,145	5,765	19,727	18,007

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

21    Income from financial assets and liabilities carried at fair value through income (net)

	Property- Casualty	Life/Health	Banking	Asset Management	Corporate	Consolidation	Group
Three months ended September 30,	€mn	€mn	€mn	€mn	€mn	€mn	€mn
2007
Income (expense) from financial assets and liabilities held for trading	19	141	(210)	(1)	43	(17)	(25)
Income from financial assets designated at fair value through income	34	16	48	3	1	—	102
Income (expense) from financial liabilities designated at fair value through income	1	1	(41)	—	—	(1)	(40)
Income (expense) from financial liabilities for puttable equity instruments	(3)	76	—	6	—	—	79
Total	51	234	(203)	8	44	(18)	116
2006
Income (expense) from financial assets and liabilities held for trading	(7)	(316)	285	—	(62)	20	(80)
Income from financial assets designated at fair value through income	36	386	23	43	—	—	488
Income (expense) from financial liabilities designated at fair value through income	1	—	(17)	—	—	—	(16)
Income (expense) from financial liabilities for puttable equity instruments	2	(90)	—	(38)	(56)	—	(182)
Total	32	(20)	291	5	(118)	20	210

	Property- Casualty	Life/Health	Banking	Asset Management	Corporate	Consolidation	Group
Nine months ended September 30,	€mn	€mn	€mn	€mn	€mn	€mn	€mn
2007
Income (expense) from financial assets and liabilities held for trading	(66)	(1,048)	479	2	79	(4)	(558)
Income from financial assets designated at fair value through income	105	336	122	72	6	(8)	633
Income (expense) from financial liabilities designated at fair value through income	3	10	(109)	—	—	—	(96)
Expense from financial liabilities for puttable equity instruments	(5)	(43)	—	(43)	—	—	(91)
Total	37	(745)	492	31	85	(12)	(112)
2006
Income (expense) from financial assets and liabilities held for trading	(4)	(444)	1,080	3	(214)	46	467
Income (expense) from financial assets designated at fair value through income	86	342	69	(109)	—	—	388
Income (expense) from financial liabilities designated at fair value through income	—	(1)	(42)	—	—	1	(42)
Income (expense) from financial liabilities for puttable equity instruments	(5)	(102)	—	123	(56)	—	(40)
Total	77	(205)	1,107	17	(270)	47	773

Notes to the Consolidated Financial Statements

Income from financial assets and liabilities held for trading (net)

Life/Health Segment

Income from financial assets and liabilities held for trading for the nine months ended September 30, 2007 includes expenses of €1,069 mn (2006: €433 mn) from derivative financial instruments in the Life/Health segment. Expenses of €758 mn (2006: €232 mn) result from the purchase of forward contracts for interest bonds and forward sales of shares. Also included are expenses from derivative financial instruments related to equity indexed annuity contracts and guaranteed benefits under unit-linked contracts of €185 mn (2006: €266 mn) and expenses from other derivative financial instruments of €126 mn (2006: income: €65 mn).

Banking Segment

Income from financial assets and liabilities held for trading of the Banking segment comprises:

	Three months ended September 30,		Nine months ended September 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Trading in interest products	(346)	227	62	760
Trading in equity products	149	67	409	222
Foreign exchange/precious metals trading	95	40	187	149
Other trading activities	(108)	(49)	(179)	(51)
Total	(210)	285	479	1,080

Corporate Segment

Income from financial assets and liabilities held for trading for the nine months ended September 30, 2007, includes income of €88 mn (2006: expense: €175 mn) from derivative financial instruments used by the Corporate segment for which hedge accounting is not applied. This includes expenses from derivative financial instru-

ments embedded in exchangeable bonds of €200 mn (2006: €353 mn), income from derivative financial instruments which economically hedge the exchangeable bonds, however which do not qualify for hedge accounting, of €164 mn (2006: €219 mn), and income from other derivative financial instruments of €124 mn (2006: expense: €41 mn).

22    Realized gains/losses (net)

	Three months ended September 30,		Nine months ended September 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Realized gains
Available-for-sale investments
Equity securities	1,317	626	5,902	4,429
Debt securities	74	144	316	515
Subtotal	1,391	770	6,218	4,944
Investments in associates and joint ventures1)	121	595	166	862
Loans to banks and customers	17	1	42	31
Real estate held for investment	110	68	327	551
Subtotal	1,639	1,434	6,753	6,388
Realized losses
Available-for-sale investments
Equity securities	(118)	(89)	(262)	(293)
Debt securities	(346)	(205)	(932)	(671)
Subtotal	(464)	(294)	(1,194)	(964)
Investments in associates and joint ventures2)	(50)	(3)	(56)	(11)
Loans to banks and customers	(43)	(6)	(84)	(23)
Real estate held for investment	(3)	(3)	(43)	(30)
Subtotal	(560)	(306)	(1,377)	(1,028)
Total	1,079	1,128	5,376	5,360

1)	During the three and nine months ended September 30, 2007, includes realized gains from the disposal of subsidiaries of €114 mn (2006: €533 mn) and € 121 mn (2006: €603 mn) respectively.
2)	During the three and nine months ended September 30, 2007, includes realized losses from the disposal of subsidiaries of €46 mn (2006: €1 mn) and €47 mn (2006: €2 mn) respectively.

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

23    Fee and commission income

Three months ended September 30,	2007			2006
	Segment € mn	Consolidation €mn	Group € mn	Segment € mn	Consolidation €mn	Group € mn
Property-Casualty
Fees from credit and assistance business	174	—	174	168	—	168
Service agreements	116	(8)	108	82	(7)	75
Investment advisory	—	—	—	3	—	3
Subtotal	290	(8)	282	253	(7)	246
Life/Health
Service agreements	43	(3)	40	27	(9)	18
Investment advisory	125	(5)	120	119	—	119
Other	3	(3)	—	(2)	(3)	(5)
Subtotal	171	(11)	160	144	(12)	132
Banking
Securities business	365	(45)	320	305	(48)	257
Investment advisory	150	(33)	117	136	(49)	87
Payment transactions	90	(1)	89	87	—	87
Mergers and acquisitions advisory	65	—	65	83	—	83
Underwriting business	21	—	21	27	—	27
Other	178	(8)	170	213	(52)	161
Subtotal	869	(87)	782	851	(149)	702
Asset Management
Management fees	928	(32)	896	830	(25)	805
Loading and exit fees	78	—	78	76	—	76
Performance fees	33	—	33	5	1	6
Other	32	(2)	30	88	(1)	87
Subtotal	1,071	(34)	1,037	999	(25)	974
Corporate
Service agreements	40	(23)	17	41	(23)	18
Subtotal	40	(23)	17	41	(23)	18
Total	2,441	(163)	2,278	2,288	(216)	2,072

Nine months ended September 30,	2007			2006
	Segment €mn	Consolidation €mn	Group €mn	Segment €mn	Consolidation €mn	Group €mn
Property-Casualty
Fees from credit and assistance business	530	(1)	529	501	—	501
Service agreements	312	(19)	293	259	(29)	230
Investment advisory	—	—	—	10	—	10
Subtotal	842	(20)	822	770	(29)	741
Life/Health
Service agreements	134	(10)	124	116	(57)	59
Investment advisory	361	(12)	349	303	—	303
Other	11	(11)	—	16	(9)	7
Subtotal	506	(33)	473	435	(66)	369
Banking
Securities business	1,192	(139)	1,053	1,117	(144)	973
Investment advisory	458	(109)	349	444	(129)	315
Payment transactions	272	(2)	270	270	(1)	269
Mergers and acquisitions advisory	178	—	178	207	—	207
Underwriting business	63	—	63	102	—	102
Other	607	(39)	568	571	(90)	481
Subtotal	2,770	(289)	2,481	2,711	(364)	2,347
Asset Management
Management fees	2,670	(92)	2,578	2,507	(78)	2,429
Loading and exit fees	240	—	240	257	—	257
Performance fees	70	—	70	30	1	31
Other	244	(6)	238	266	(4)	262
Subtotal	3,224	(98)	3,126	3,060	(81)	2,979
Corporate
Service agreements	129	(75)	54	120	(70)	50
Subtotal	129	(75)	54	120	(70)	50
Total	7,471	(515)	6,956	7,096	(610)	6,486

Notes to the Consolidated Financial Statements

24    Other income

	Three months ended September 30,		Nine months ended September 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Income from real estate held for use
Realized gains from disposals of real estate held for use	8	4	102	55
Other income from real estate held for use	—	—	—	2
Subtotal	8	4	102	57
Income from non-current assets and disposal groups held for sale	—	—	3	1
Other income	1	(2)	3	—
Total	9	2	108	58

25    Income from fully consolidated private equity investments

	2007				2006
	MAN Roland Druckma- schinen AG	Selecta AG	Other	Total	MAN Roland Druckma- schinen AG	Four Seasons Health Care Ltd.	Total
	€mn	€mn	€mn	€mn	€mn	€mn	€mn
Three months ended September 30,
Sales and service revenues	486	191	7	684	429	—	429
Other operating revenues	—	—	—	—	5	—	5
Interest income	2	—	—	2	2	—	2
Total	488	191	7	686	436	—	436
Nine months ended September 30,
Sales and service revenues	1,395	191	11	1,597	429	328	757
Other operating revenues	23	—	—	23	5	—	5
Interest income	7	—	—	7	2	—	2
Total	1,425	191	11	1,627	436	328	764

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

26    Claims and insurance benefits incurred (net)

Three months ended September 30,	2007				2006
	Property- Casualty	Life/Health	Consolidation	Total	Property- Casualty	Life/Health	Consolidation	Total
	€mn	€mn	€mn	€mn	€mn	€mn	€mn	€mn
Gross
Claims and insurance benefits paid	(6,514)	(4,007)	(7)	(10,528)	(6,455)	(4,084)	13	(10,526)
Change in loss and loss adjustment expenses	(608)	(3)	1	(610)	(334)	(46)	(2)	(382)
Subtotal	(7,122)	(4,010)	(6)	(11,138)	(6,789)	(4,130)	11	(10,908)
Ceded
Claims and insurance benefits paid	711	127	7	845	858	184	(13)	1,029
Change in loss and loss adjustment expenses	(204)	(18)	(1)	(223)	(277)	4	2	(271)
Subtotal	507	109	6	622	581	188	(11)	758
Net
Claims and insurance benefits paid	(5,803)	(3,880)	—	(9,683)	(5,597)	(3,900)	—	(9,497)
Change in loss and loss adjustment expenses	(812)	(21)	—	(833)	(611)	(42)	—	(653)
Total	(6,615)	(3,901)	—	(10,516)	(6,208)	(3,942)	—	(10,150)

Nine months ended September 30,	2007				2006
	Property- Casualty	Life/Health	Consolidation	Total	Property- Casualty	Life/Health	Consolidation	Total
	€mn	€mn	€mn	€mn	€mn	€mn	€mn	€mn
Gross
Claims and insurance benefits paid	(20,984)	(13,189)	6	(34,167)	(19,985)	(13,260)	26	(33,219)
Change in loss and loss adjustment expenses	(405)	(35)	1	(439)	(326)	(33)	(4)	(363)
Subtotal	(21,389)	(13,224)	7	(34,606)	(20,311)	(13,293)	22	(33,582)
Ceded
Claims and insurance benefits paid	2,312	509	(6)	2,815	2,366	540	(26)	2,880
Change in loss and loss adjustment expenses	(187)	(46)	(1)	(234)	(535)	15	4	(516)
Subtotal	2,125	463	(7)	2,581	1,831	555	(22)	2,364
Net
Claims and insurance benefits paid	(18,672)	(12,680)	—	(31,352)	(17,619)	(12,720)	—	(30,339)
Change in loss and loss adjustment expenses	(592)	(81)	—	(673)	(861)	(18)	—	(879)
Total	(19,264)	(12,761)	—	(32,025)	(18,480)	(12,738)	—	(31,218)

Notes to the Consolidated Financial Statements

27    Changes in reserves for insurance and investment contracts (net)

Three months ended September 30,	2007				2006
	Property- Casualty	Life/Health	Consolidation	Total	Property- Casualty	Life/Health	Consolidation	Total
	€mn	€mn	€mn	€mn	€mn	€mn	€mn	€mn
Gross
Aggregate policy reserves	(76)	(850)	—	(926)	(110)	(1,144)	(1)	(1,255)
Other insurance reserves	2	(39)	—	(37)	(2)	(20)	—	(22)
Expenses for premium refunds	(52)	(1,242)	—	(1,294)	(49)	(1,171)	(24)	(1,244)
Subtotal	(126)	(2,131)	—	(2,257)	(161)	(2,335)	(25)	(2,521)
Ceded
Aggregate policy reserves	9	(22)	—	(13)	13	65	—	78
Other insurance reserves	3	9	—	12	—	3	—	3
Expenses for premium refunds	—	4	—	4	(3)	5	—	2
Subtotal	12	(9)	—	3	10	73	—	83
Net
Aggregate policy reserves	(67)	(872)	—	(939)	(97)	(1,079)	(1)	(1,177)
Other insurance reserves	5	(30)	—	(25)	(2)	(17)	—	(19)
Expenses for premium refunds	(52)	(1,238)	—	(1,290)	(52)	(1,166)	(24)	(1,242)
Total	(114)	(2,140)	—	(2,254)	(151)	(2,262)	(25)	(2,438)

Nine months ended September 30,	2007				2006
	Property- Casualty	Life/Health	Consolidation	Total	Property- Casualty	Life/Health	Consolidation	Total
	€mn	€mn	€mn	€mn	€mn	€mn	€ mn	€mn
Gross
Aggregate policy reserves	(231)	(2,691)	—	(2,922)	(278)	(2,675)	(1)	(2,954)
Other insurance reserves	—	(162)	—	(162)	13	(60)	—	(47)
Expenses for premium refunds	(88)	(4,194)	(55)	(4,337)	(115)	(5,222)	(303)	(5,640)
Subtotal	(319)	(7,047)	(55)	(7,421)	(380)	(7,957)	(304)	(8,641)
Ceded
Aggregate policy reserves	17	54	—	71	30	75	—	105
Other insurance reserves	5	4	—	9	3	8	—	11
Expenses for premium refunds	5	14	—	19	3	14	—	17
Subtotal	27	72	—	99	36	97	—	133
Net
Aggregate policy reserves	(214)	(2,637)	—	(2,851)	(248)	(2,600)	(1)	(2,849)
Other insurance reserves	5	(158)	—	(153)	16	(52)	—	(36)
Expenses for premium refunds	(83)	(4,180)	(55)	(4,318)	(112)	(5,208)	(303)	(5,623)
Total	(292)	(6,975)	(55)	(7,322)	(344)	(7,860)	(304)	(8,508)

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

28    Interest expense

	Three months ended September 30,		Nine months ended September 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Liabilities to banks and customers	(752)	(879)	(2,514)	(2,103)
Deposits retained on reinsurance ceded	(17)	(30)	(71)	(95)
Certificated liabilities	(668)	(468)	(1,465)	(1,235)
Participating certificates and subordinated liabilities	(178)	(182)	(537)	(543)
Other	23	127	(444)	(305)
Total	(1,592)	(1,432)	(5,031)	(4,281)

29    Loan loss provisions

	Three months ended September 30,		Nine months ended September 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Additions to allowances including direct impairments	(160)	(104)	(419)	(339)
Amounts released	85	119	174	273
Recoveries on loans previously impaired	60	37	158	142
Total	(15)	52	(87)	76

30    Impairments of investments (net)

	Three months ended September 30,		Nine months ended September 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Impairments
Available-for-sale investments
Equity securities	(370)	(108)	(546)	(420)
Debt securities	(16)	(55)	(17)	(81)
Subtotal	(386)	(163)	(563)	(501)
Held-to-maturity investments	—	(7)	—	(7)
Investments in associates and joint ventures	—	(2)	—	(8)
Real estate held for investment	(2)	(14)	(11)	(111)
Subtotal	(388)	(186)	(574)	(627)
Reversals of impairments
Available-for-sale investments
Debt securities	—	—	13	1
Subtotal	—	—	13	1
Held-to-maturity investments	—	—	—	1
Real estate held for investment	—	—	4	77
Subtotal	—	—	17	79
Total	(388)	(186)	(557)	(548)

Notes to the Consolidated Financial Statements

31    Investment expenses

	Three months ended September 30,		Nine months ended September 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Investment management expenses	(85)	(82)	(307)	(297)
Depreciation from real estate held for investment	(43)	(53)	(147)	(165)
Other expenses from real estate held for investment	(60)	(78)	(190)	(185)
Foreign currency gains and losses (net)
Foreign currency gains	127	24	409	375
Foreign currency losses	(217)	(23)	(506)	(422)
Subtotal	(90)	1	(97)	(47)
Total	(278)	(212)	(741)	(694)
32    Acquisition and administrative expenses (net)

Three months ended September 30,	2007			2006
	Segment	Consolidation	Group	Segment	Consolidation	Group
	€mn	€mn	€mn	€mn	€mn	€mn
Property-Casualty
Acquisition costs
Incurred	(1,702)	—	(1,702)	(1,729)	—	(1,729)
Commissions and profit received on reinsurance business ceded	140	—	140	133	(1)	132
Deferrals of acquisition costs	826	—	826	1,054	—	1,054
Amortization of deferred acquisition costs	(987)	—	(987)	(1,150)	—	(1,150)
Subtotal	(1,723)	—	(1,723)	(1,692)	(1)	(1,693)
Administrative expenses	(1,022)	12	(1,010)	(820)	20	(800)
Subtotal	(2,745)	12	(2,733)	(2,512)	19	(2,493)
Life/Health
Acquisition costs
Incurred	(861)	(1)	(862)	(830)	—	(830)
Commissions and profit received on reinsurance business ceded	28	—	28	15	—	15
Deferrals of acquisition costs	548	—	548	572	—	572
Amortization of deferred acquisition costs	(455)	—	(455)	(441)	—	(441)
Subtotal	(740)	(1)	(741)	(684)	—	(684)
Administrative expenses	(373)	(18)	(391)	(403)	17	(386)
Subtotal	(1,113)	(19)	(1,132)	(1,087)	17	(1,070)
Banking
Personnel expenses	(617)	—	(617)	(785)	—	(785)
Non-personnel expenses	(549)	8	(541)	(509)	12	(497)
Subtotal	(1,166)	8	(1,158)	(1,294)	12	(1,282)
Asset Management
Personnel expenses	(393)	—	(393)	(415)	—	(415)
Non-personnel expenses	(177)	4	(173)	(151)	(1)	(152)
Subtotal	(570)	4	(566)	(566)	(1)	(567)
Corporate
Administrative expenses	(171)	9	(162)	(215)	(17)	(232)
Subtotal	(171)	9	(162)	(215)	(17)	(232)
Total	(5,765)	14	(5,751)	(5,674)	30	(5,644)

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

32    Acquisition and administrative expenses (net) (continued)

Nine months ended September 30,	2007			2006
	Segment	Consolidation	Group	Segment	Consolidation	Group
	€mn	€mn	€mn	€mn	€mn	€mn
Property-Casualty
Acquisition costs
Incurred	(5,540)	—	(5,540)	(5,194)	—	(5,194)
Commissions and profit received on reinsurance business ceded	506	(1)	505	512	(1)	511
Deferrals of acquisition costs	3,303	—	3,303	3,018	—	3,018
Amortization of deferred acquisition costs	(3,204)	—	(3,204)	(2,927)	—	(2,927)
Subtotal	(4,935)	(1)	(4,936)	(4,591)	(1)	(4,592)
Administrative expenses	(3,190)	56	(3,134)	(3,095)	46	(3,049)
Subtotal	(8,125)	55	(8,070)	(7,686)	45	(7,641)
Life/Health
Acquisition costs
Incurred	(2,691)	—	(2,691)	(2,814)	—	(2,814)
Commissions and profit received on reinsurance business ceded	116	—	116	69	—	69
Deferrals of acquisition costs	1,809	—	1,809	2,045	—	2,045
Amortization of deferred acquisition costs	(1,092)	—	(1,092)	(1,361)	—	(1,361)
Subtotal	(1,858)	—	(1,858)	(2,061)	—	(2,061)
Administrative expenses	(1,244)	(53)	(1,297)	(1,156)	26	(1,130)
Subtotal	(3,102)	(53)	(3,155)	(3,217)	26	(3,191)
Banking
Personnel expenses	(2,344)	—	(2,344)	(2,607)	—	(2,607)
Non-personnel expenses	(1,566)	40	(1,526)	(1,551)	42	(1,509)
Subtotal	(3,910)	40	(3,870)	(4,158)	42	(4,116)
Asset Management
Personnel expenses	(1,201)	—	(1,201)	(1,242)	—	(1,242)
Non-personnel expenses	(514)	17	(497)	(470)	—	(470)
Subtotal	(1,715)	17	(1,698)	(1,712)	—	(1,712)
Corporate
Administrative expenses	(539)	(7)	(546)	(496)	(15)	(511)
Subtotal	(539)	(7)	(546)	(496)	(15)	(511)
Total	(17,391)	52	(17,339)	(17,269)	98	(17,171)

Notes to the Consolidated Financial Statements

33    Fee and commission expenses

Three months ended September 30,	2007			2006
	Segment €mn	Consolidation €mn	Group €mn	Segment €mn	Consolidation €mn	Group €mn
Property-Casualty
Fees from credit and assistance business	(117)	—	(117)	(114)	—	(114)
Service agreements	(76)	6	(70)	(69)	5	(64)
Investment advisory	—	—	—	(1)	1	—
Subtotal	(193)	6	(187)	(184)	6	(178)
Life/Health
Service agreements	(8)	2	(6)	(17)	—	(17)
Investment advisory	(41)	2	(39)	(40)	—	(40)
Subtotal	(49)	4	(45)	(57)	—	(57)
Banking
Securities business	(36)	—	(36)	(33)	—	(33)
Investment advisory	(43)	2	(41)	(39)	13	(26)
Payment transactions	(6)	—	(6)	(5)	—	(5)
Mergers and acquisitions advisory	(3)	—	(3)	(26)	—	(26)
Underwriting business	(1)	—	(1)	(2)	—	(2)
Other	(53)	(2)	(55)	(78)	48	(30)
Subtotal	(142)	—	(142)	(183)	61	(122)
Asset Management
Commissions	(230)	108	(122)	(256)	105	(151)
Other	(74)	1	(73)	(44)	2	(42)
Subtotal	(304)	109	(195)	(300)	107	(193)
Corporate
Service agreements	(36)	17	(19)	(25)	5	(20)
Subtotal	(36)	17	(19)	(25)	5	(20)
Total	(724)	136	(588)	(749)	179	(570)

Nine months ended September 30,	2007			2006
	Segment €mn	Consolidation €mn	Group €mn	Segment €mn	Consolidation €mn	Group €mn
Property-Casualty
Fees from credit and assistance business	(351)	1	(350)	(358)	—	(358)
Service agreements	(229)	14	(215)	(197)	16	(181)
Investment advisory	—	—	—	(4)	3	(1)
Subtotal	(580)	15	(565)	(559)	19	(540)
Life/Health
Service agreements	(36)	10	(26)	(84)	21	(63)
Investment advisory	(118)	5	(113)	(93)	—	(93)
Subtotal	(154)	15	(139)	(177)	21	(156)
Banking
Securities business	(121)	—	(121)	(99)	—	(99)
Investment advisory	(139)	6	(133)	(135)	17	(118)
Payment transactions	(17)	—	(17)	(16)	—	(16)
Mergers and acquisitions advisory	(15)	—	(15)	(43)	—	(43)
Underwriting business	(2)	—	(2)	(4)	—	(4)
Other	(151)	8	(143)	(186)	82	(104)
Subtotal	(445)	14	(431)	(483)	99	(384)
Asset Management
Commissions	(706)	330	(376)	(707)	312	(395)
Other	(240)	3	(237)	(225)	3	(222)
Subtotal	(946)	333	(613)	(932)	315	(617)
Corporate
Service agreements	(97)	22	(75)	(67)	9	(58)
Subtotal	(97)	22	(75)	(67)	9	(58)
Total	(2,222)	399	(1,823)	(2,218)	463	(1,755)

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

34    Other expenses

	Three months ended September 30,		Nine months ended September 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Expenses from real estate held for use
Realized losses from disposals of real estate held for use	(3)	—	(3)	(2)
Impairments of real estate held for use	—	—	(1)	(1)
Subtotal	(3)	—	(4)	(3)
Expense from assets held for sale, disposal groups and other non-current assets	—	(1)	—	(1)
Other	(2)	(1)	12	13
Total	(5)	(2)	8	9

35    Expenses from fully consolidated private equity investments

	2007				2006
	MAN Roland Druckma- schinen AG	Selecta AG	Other	Total	MAN Roland Druckma- schinen AG	Four Seasons Health Care Ltd	Total
	€mn	€mn	€mn	€mn	€mn	€mn	€mn
Three months ended September 30,
Cost of goods sold	(385)	(64)	(1)	(450)	(331)	—	(331)
Commissions	(42)	—	—	(42)	(27)	—	(27)
General and administrative expenses	(53)	(122)	—	(175)	(75)	—	(75)
Interest expense	(6)	(9)	—	(15)	(14)	—	(14)
Total	(486)	(195)	(1)	(682)	(447)	—	(447)
Nine months ended September 30,
Cost of goods sold	(1,095)	(64)	(2)	(1,161)	(331)	—	(331)
Commissions	(121)	—	—	(121)	(27)	—	(27)
General and administrative expenses	(165)	(122)	—	(287)	(75)	(264)	(339)
Interest expense	(20)	(9)	—	(29)	(14)	(50)	(64)
Total	(1,401)	(195)	(2)	(1,598)	(447)	(314)	(761)

36    Income taxes

	Three months ended September 30,		Nine months ended September 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Current income tax expense	(786)	(572)	(2,126)	(1,681)
Deferred income tax expense	131	(225)	(354)	(372)
Total	(655)	(797)	(2,480)	(2,053)

Notes to the Consolidated Financial Statements

37    Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the effect of dilutive securities. Dilutive securities include participation certificates issued by Allianz SE which can potentially be converted to Allianz shares, warrants issued by Allianz SE, share-based compensation plans, and derivatives on own shares.

	Three months ended September 30,		Nine months ended September 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Numerator for basic earnings per share (net income)	1,921	1,591	7,301	5,649
Effect of dilutive securities	3	(1)	9	3
Numerator for diluted earnings per share (net income after assumed conversion)	1,924	1,590	7,310	5,652
Denominator for basic earnings per share (weighted-average shares)	447,167,792	405,197,435	436,688,326	405,248,299
Dilutive securities:
Participation certificates	1,469,443	1,469,443	1,469,443	1,469,443
Warrants	995,246	620,478	997,193	632,466
Share-based compensation plans	1,429,617	79,939	632,507	796,999
Derivatives on own shares	4,363,456	2,837,515	5,757,942	4,642,666
Subtotal	8,257,762	5,007,375	8,857,085	7,541,574
Denominator for diluted earnings per share (weighted-average shares after assumed conversion)	455,425,554	410,204,810	445,545,411	412,789,873
Basic earnings per share	€4.30	€3.93	€16.72	€13.94
Diluted earnings per share	€4.23	€3.88	€16.41	€13.69

For the nine months ended September 30, 2007, the weighted average number of shares excludes 1,182,313 (2006: 791,701) treasury shares.

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

Other Information

38    Supplemental information on the Banking segment

Net interest income from the Banking segment

	2007			2006
	Segment €mn	Consolidation €mn	Group €mn	Segment €mn	Consolidation €mn	Group €mn
Three months ended September 30,
Interest and similar income	1,979	(1)	1,978	1,856	(34)	1,822
Interest expense	(1,234)	39	(1,195)	(1,147)	16	(1,131)
Net interest income	745	38	783	709	(18)	691
Nine months ended September 30,
Interest and similar income	6,402	(44)	6,358	5,366	(43)	5,323
Interest expense	(3,999)	123	(3,876)	(3,404)	48	(3,356)
Net interest income	2,403	79	2,482	1,962	5	1,967

Net fee and commission income from the Banking segment

	2007			2006
	Segment €mn	Consolidation €mn	Group €mn	Segment €mn	Consolidation €mn	Group €mn
Three months ended September 30,
Fee and commission income	869	(87)	782	851	(149)	702
Fee and commission expenses	(142)	—	(142)	(183)	61	(122)
Net fee and commission income	727	(87)	640	668	(88)	580
Nine months ended September 30,
Fee and commission income	2,770	(289)	2,481	2,711	(364)	2,347
Fee and commission expenses	(445)	14	(431)	(483)	99	(384)
Net fee and commission income	2,325	(275)	2,050	2,228	(265)	1,963

The net fee and commission income of the Allianz Group’s Banking segment includes the following:

	Three months ended September 30,		Nine months ended September 30,
	2007 €mn	2006 €mn	2007 €mn	2006 €mn
Securities business	329	272	1,071	1,018
Investment advisory	107	97	319	309
Payment transactions	84	82	255	254
Mergers and acquisitions advisory	62	57	163	164
Underwriting business	20	25	61	98
Other	125	135	456	385
Total	727	668	2,325	2,228

Notes to the Consolidated Financial Statements

39    Supplemental information on the condensed consolidated statements of cash flows

	Nine months ended September 30,
	2007 €mn	2006 €mn
Income taxes (paid)/received	(1,788)	(1,160)
Dividends received	2,165	1,687
Interest received	16,826	15,567
Interest paid	(4,985)	(4,137)
Significant non-cash transactions:
Settlement of exchangeable bonds issued by Allianz Finance II B.V. for shares:
Available-for-sale investments	(812)	(895)
Certificated liabilities	(812)	(895)
Novation of quota share reinsurance agreement:
Reinsurance assets	(1,226)	(1,111)
Deferred acquisition costs	71	76
Payables from reinsurance contracts	(1,155)	(1,035)
Effects from buyout of AGF minorities:
Revenue reserves	(1,843)	—
Unrealized gains and losses (net)	146	—
Minority interests	(1,068)	—
Paid-in capital	2,765	—

On February 21, 2007, the Allianz Group increased its investment in Russians People’s Insurance Society “ROSNO”, Moscow from 47.4% to 97.2% at a purchase price of € 571 mn. The impact of the acquisition, net of cash acquired, on the condensed consolidated statement of cash flows for the nine months ended September 30, 2007 was:

As of September 30,	2007 €mn
Intangible assets	(525)
Other assets	(798)
Other liabilities	713
Deferred tax liabilities	15
Minority interests	10
Less: previous investment in ROSNO	78
Acquisition of subsidiary, net of cash acquired	(507)

On July 3, 2007, the Allianz Group acquired 100.0% participation in Selecta AG, Muntelier at a purchase price of €1,126 mn. The impact of the acquisition, net of cash acquired, on the condensed consolidated statement of cash flows for the nine months ended September 30, 2007 was:

As of September 30,	2007 €mn
Intangible assets	(1,113)
Loans and advances to banks and customers	(107)
Other assets	(301)
Other liabilities	258
Deferred tax liabilities	190
Acquisition of subsidiary, net of cash acquired	(1,073)

40    Other information

Number of employees

The Allianz Group had a total of 178,727 (2006: 166,505) employees as of September 30, 2007. 73,369 (2006: 76,790) of these were employed in Germany and 105,358 (2006: 89,715) in other countries. The number of employees undergoing training increased by 449 to 4,404.

41    Subsequent events

Financial market turbulence

After September 30, 2007, the turbulence in financial markets continued. Certain market segments for asset-backed-securities, namely CDOs and CLOs, still lack sufficient liquidity. Transactions occur only rarely. The Allianz Group will follow this development closely. The Allianz Group cannot rule out that this may lead to downward adjustments in the fourth quarter.

Wildfires in Southern California, USA

As a result of the severe wildfires in Southern California, USA during October 2007, the Allianz Group estimates claims losses of approximately €60 mn.

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

Responsibility statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the condensed consolidated interim financial statements give a true and fair view of the net assets, financial position and results of operations of the group, and the interim management report of the group includes a true and fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Munich, November 9, 2007

Allianz SE

The Board of Management

Notes to the Consolidated Financial Statements

Review report

To Allianz SE, Munich

We have reviewed the condensed consolidated interim financial statements - comprising the balance sheet, income statement, condensed statement of cash flows, statement of changes in equity and selected explanatory notes - together with the interim group management report of Allianz SE, Munich for the period from January 1 to September 30, 2007 that are part of the quarterly financial report according to § 37x WpHG („Wertpapierhandelsgesetz“: „German Securities Trading Act“). The preparation of the condensed consolidated interim financial statements in accordance with those IFRSs applicable to interim financial reporting as adopted by the EU, and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports is the responsibility of the Company’s management. Our responsibility is to issue a review report on the condensed consolidated interim financial statements and on the interim group management report based on our review.

We performed our review of the condensed consolidated interim financial statements and the interim group management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and conduct the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed consolidated interim financial statements have not been prepared, in material aspects, in accordance with the IFRSs applicable to interim financial reporting as adopted by the EU, and that the interim group management report has not been prepared, in material aspects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor’s report.

Based on our review, no matters have come to our attention that cause us to presume that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRSs applicable to interim financial reporting as adopted by the EU and that the interim group management report has not been prepared, in all material respects, in accordance with the requirements of the WpHG applicable to interim group management reports.

Munich, November 9, 2007

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Johannes Pastor	Dr. Frank Pfaffenzeller
Independent Auditor	Independent Auditor

Allianz Group Interim Report Third Quarter and First Nine Months of 2007

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Allianz SE

Koeniginstrasse 28

80802 Muenchen

Germany

Telephone +49 89 38 00 0

Telefax      +49 89 34 99 41

www.allianz.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2007

ALLIANZ SE

By	/s/ Burkhard Keese
	Name:	Burkhard Keese
	Title:	Executive Vice President Group Financial Reporting

ALLIANZ SE

By	/s/ Harold Michael Langley-Poole
	Name:	Harold Michael Langley-Poole
	Title:	Head of Group Management Reporting